UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE MICHAELS COMPANIES, INC.

(Name of Subject Company)

THE MICHAELS COMPANIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.067751 per share

(Title of Class of Securities)

59408Q106

(CUSIP Number of Common Stock)

Tim Cheatham

3939 West John Carpenter Freeway

Irving, Texas 75063

(Address of registrant’s principal executive office)

(972) 409-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

William M. Shields

Craig E. Marcus

Sarah H. Young

William J. Michener

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address.

The name of the subject company is The Michaels Companies, Inc., a Delaware corporation (the “Company” or “Michaels”). The address of the Company’s principal executive offices is 3939 West John Carpenter Freeway, Irving, Texas 75063, and the telephone number of its principal executive offices is (972) 409-1300.

(b) Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.067751 per share (the “Shares”). As of March 11, 2021, there were 142,039,199 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1(a) above and incorporated herein by reference.

(b) Tender Offer.

This Schedule 14D-9 relates to the tender offer by Magic MergeCo, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Magic AcquireCo, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding Shares, pursuant to the Agreement and Plan of Merger, dated as of March 2, 2021, among the Company, Parent and Purchaser (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $22.00 per Share, net to the holder of such Share, in cash, without interest, but subject to any applicable withholding taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 16, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer will expire at one minute after 11:59 p.m. (12:00 midnight), New York City Time, on Wednesday, April 12, 2021, the twentieth (20th) business day (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) following (and including the day of) the commencement of the Offer, unless extended.

The Offer is being made pursuant to the Merger Agreement. The consummation of the Offer is conditioned upon, among other things, the satisfaction or waiver by Parent of the following conditions (provided that the Minimum Tender Condition (as defined below), the condition that the “go-shop” period has expired and the condition that the Merger Agreement has not been terminated in accordance with its terms, each may not be waived without the Company’s prior written consent) (a) there being validly tendered by the Company stockholders and not validly withdrawn prior to the expiration of the Offer, a number of Shares that, when added to the Shares already owned by Parent and its Affiliates, would represent at least a majority of all Shares outstanding as of the consummation of the Offer (as calculated in accordance with the Merger Agreement) (the “Minimum Tender Condition”), (b) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), applicable to the purchase of Shares pursuant to the Offer having expired or been terminated, and approval under (or the expiration or termination of the waiting period and the issuance of a no action letter under) the Competition Act (Canada), (c) the absence of legal restraints on the consummation of the Offer or the Merger, (d) the expiration of a 25-day “go-shop” period and (e) the completion of the specified marketing period for the Debt Financing.

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Section 251(h) of the DGCL, Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Parent. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than (1) Shares irrevocably accepted for purchase by Purchaser in the Offer, (2) Shares owned by Parent, Purchaser or the Company or any direct or indirect wholly-owned subsidiary of Parent or the Company, including all Shares held by the Company as treasury stock, or (3) Shares that are held by any stockholder who is entitled to demand and properly demands appraisal pursuant to, and who complies in all respects with the provisions of, Section 262 of the DGCL with respect to such Shares) will be converted into the right to receive the Offer Price from Purchaser (or any such higher price per Share as may be paid in the Offer, the “Merger Consideration”). The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to herein as the “Transactions.” The Merger Agreement has been filed herewith as Exhibit (e)(1) and is incorporated herein by reference. The Merger Agreement is summarized in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase.

The foregoing summary and description of the Offer, the Merger, the Transactions and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal and the Merger Agreement, which are each incorporated herein by reference.

Parent formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of Parent and Purchaser are located at One Manhattanville Road, Suite 201, Purchase, NY 10577.

For the reasons described below, the Company’s Board of Directors (the “Company Board”) recommends that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof), then (i) neither the Offer nor the Merger will be consummated and (ii) the Company’s stockholders will not receive the Offer Price or the Merger Consideration pursuant to the Offer or the Merger, as applicable.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

The following is a discussion of all material agreements, arrangements, understandings and any actual or potential conflicts of interest between the Company and its affiliates that relate to the Offer and the Merger.

Interests of Certain Persons

Certain members of Company management and the Company Board may be deemed to have certain interests in the Offer and Merger that are different from or in addition to the interests of the Company’s stockholders generally. The Company Board was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s stockholders generally, among other matters, in determining to approve the Offer and Merger.

Treatment of Shares, Stock Options, Restricted Shares, Restricted Stock Units, Performance Stock Units and Market Stock Units in Connection with the Offer and Merger

Treatment of Shares

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration for their Shares on the same terms and conditions as the other stockholders of the Company, as described above. If the Merger is consummated, any Shares held of record or beneficially owned by a director or executive officer that are not tendered into the Offer will be converted into the right to receive the Merger Consideration at the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if he or she were to tender such Shares is set forth in the table below. This information is based on the number of Shares directly or indirectly held by the Company’s directors and executive officers as of March 11, 2021.

Name of Executive Officer or Director	Number of Shares	Cash Consideration for Shares ($)
Directors
Josh Bekenstein	0	0
Ashley Buchanan(1)	N/A	N/A
Mark S. Cosby	133,933	2,946,526
Ryan Cotton	0	0
Monte E. Ford	17,401	382,822
Karen Kaplan	29,637	652,014
Matthew S. Levin	15,905	349,910
John J. Mahoney	39,503	869,066
James A. Quella	32,690	719,180
Beryl B. Raff	41,063	903,386

Executive Officers
Ashley Buchanan	250,841	5,518,502
Michael Diamond	0	0
Heather Bennett	0	0
Tim Cheatham	0	0
J. Robert Koch	24,165	531,630
James E. Sullivan	49,890	1,097,580
Joe Venezia	0	0
Hsaio Wang	0	0
Brynn Evanson	0	0

(1)	The number of Shares held, and the cash consideration to be received by, Mr. Buchanan appear under the heading “Executive Officers.”

Treatment of Company Stock Options

Each option to acquire Shares granted under The Michaels Companies, Inc. Equity Incentive Plan (f/k/a the Michaels Stores, Inc. 2006 Equity Incentive Plan) and The Michaels Companies, Inc. Third Amended and Restated 2014 Omnibus Long-Term Incentive Plan (together, the “Company Stock Plans”) (each such option, a “Company Stock Option”) that is outstanding at or immediately prior to the Effective Time, and that has an exercise price per Share underlying such Company Stock Option (the “Option Exercise Price”) that is less than the Merger Consideration (each such Company Stock Option, an “In-the-Money Company Stock Option”), whether or not exercisable or vested, will be cancelled and converted into the right to receive an amount in cash equal to the product of (a) the excess of the Merger Consideration over the Option Exercise Price of such In-the-Money Company Stock Option and (b) the number of Shares subject to such In-the-Money Company Stock Option (such amount, the “In-the-Money Company Stock Option Merger Consideration”), payable at or reasonably promptly after the Effective Time. At or immediately prior to the Effective Time, each Company Stock Option that has an Option Exercise Price that is greater than or equal to the Merger Consideration, whether or not exercisable or vested, will be cancelled without payment.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her Company Stock Options (assuming that each such director and executive officer does not otherwise exercise any outstanding and vested stock options between March 11, 2021 and the Effective Time) is set forth in the table below. This information is based on the number of Company Stock Options held by the Company’s directors and executive officers as of March 11, 2021.

Name of Executive Officer or Director	Number of Shares Subject to Vested Company Stock Options	Cash Consideration for Vested Company Stock Options ($)	Number of Shares Subject to Unvested Company Stock Options	Cash Consideration for Unvested Company Stock Options ($)	Total Cash Consideration for Company Stock Options in the Merger ($)
Directors
Josh Bekenstein	0	0	0	0	0
Ashley Buchanan(1)	N/A	N/A	N/A	N/A	N/A
Mark S. Cosby	645,000	7,823,850	215,000	2,607,950	10,431,800
Ryan Cotton	0	0	0	0	0
Monte E. Ford	0	0	0	0	0
Karen Kaplan	0	0	0	0	0
Matthew S. Levin	0	0	0	0	0
John J. Mahoney	0	0	0	0	0
James A. Quella	0	0	0	0	0
Beryl B. Raff

Executive Officers
Ashley Buchanan	125,000	1,659,375	375,000	4,978,125	6,637,500
Michael Diamond	0	0	0	0	0
Heather Bennett	0	0	0	0	0
Tim Cheatham	0	0	0	0	0
J. Robert Koch	73,355	371,825	115,735	820,205	1,192,030
James E. Sullivan	106,850	0	42,345	276,460	276,460
Joe Venezia	0	0	0	0	0
Hsaio Wang	0	0	0	0	0
Brynn Evanson	0	0	0	0	0

(1)	All Company Stock Options held, and the cash consideration to be received by, Mr. Buchanan appear under the heading “Executive Officers.”

Treatment of Company Restricted Shares

Each Share granted subject to vesting or other lapse restrictions under the Company Stock Plans (each, a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time will vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, will be cancelled and converted into the right to receive the Merger Consideration under the same terms and conditions as apply to the receipt of the Merger Consideration by other stockholders of the Company, as described above.

The approximate value of the cash payments that each director and executive officer of the Company would receive in the Offer in exchange for his or her Shares received in connection with the lapse of the vesting conditions subject to his or her Company Restricted Shares in connection with the Merger if he or she were to tender such Shares is set forth in the table below. This information is based on the number of Company Restricted Shares held by the Company’s directors and executive officers as of March 11, 2021.

Name of Executive Officer or Director	Number of Unvested Company Restricted Shares	Cash Consideration for Unvested Company Restricted Shares ($)	Total Cash Consideration for Company Restricted Shares in the Merger ($)
Directors
Josh Bekenstein	0	0	0
Ashley Buchanan	0	0	0
Mark S. Cosby	17,992	395,824	395,824
Ryan Cotton	0	0	0
Monte E. Ford	0	0	0
Karen Kaplan	0	0	0
Matthew S. Levin	0	0	0
John J. Mahoney	0	0	0
James A. Quella	0	0	0
Beryl B. Raff

Executive Officers
Ashley Buchanan	0	0	0
Michael Diamond	0	0	0
Heather Bennett	0	0	0
Tim Cheatham	0	0	0
J. Robert Koch	0	0	0
James E. Sullivan	0	0	0
Joe Venezia	0	0	0
Hsaio Wang	0	0	0
Brynn Evanson	0	0	0

Treatment of Company RSUs

Each restricted stock unit granted under the Company Stock Plans that is subject to vesting conditions based solely on continued employment or service to the Company or its subsidiaries (each, a “Company RSU”) and that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to (a) the number of Shares subject to such Company RSU immediately prior to the Effective Time, multiplied by (b) the Merger Consideration (such amount, the “Company RSU Merger Consideration”), payable at or reasonably promptly after the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding Company RSUs is set forth in the table below. This information is based on the number of Company RSUs held by the Company’s directors and executive officers as of March 11, 2021.

Name of Executive Officer or Director	Number of Shares Subject to Company RSUs	Cash Consideration for Company RSUs ($)
Directors
Josh Bekenstein	0	0
Ashley Buchanan(1)	N/A	N/A
Mark S. Cosby	95,499	2,100,978
Ryan Cotton	0	0
Monte E. Ford	15,350	337,700
Karen Kaplan	15,350	337,700
Matthew S. Levin	15,350	337,700
John J. Mahoney	15,350	337,700
James A. Quella	15,350	337,700
Beryl B. Raff	15,350	337,700

Executive Officers
Ashley Buchanan	490,708	10,795,576
Michael Diamond	77,155	1,697,410
Heather Bennett	10,101	222,222
Tim Cheatham	10,101	222,222
J. Robert Koch	134,791	2,965,402
James E. Sullivan	80,504	1,771,088
Joe Venezia	10,101	222,222
Hsaio Wang	120,357	2,647,854
Brynn Evanson	37,565	826,430

(1)	All Company RSUs held, and the cash consideration to be received by, Mr. Buchanan appear under the heading “Executive Officers.”

Treatment of Company PSUs

Each restricted stock unit granted under the Company Stock Plans that is subject to performance-based vesting conditions (each, a “Company PSU”) and that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive an amount in cash equal to (a) the total number of Shares subject to such Company PSU immediately prior to the Effective Time assuming full satisfaction of the performance conditions, multiplied by (b) the Merger Consideration (such amount, the “Company PSU Merger Consideration”), payable at or reasonably promptly after the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding Company PSUs is set forth in the table below. This information is based on the number of Company PSUs held by the Company’s directors and executive officers as of March 11, 2021.

Name of Executive Officer or Director	Number of Shares Subject to Company PSUs	Cash Consideration for Company PSUs ($)
Directors
Josh Bekenstein	0	0
Ashley Buchanan(1)	N/A	N/A
Mark S. Cosby	0	0
Ryan Cotton	0	0
Monte E. Ford	0	0
Karen Kaplan	0	0
Matthew S. Levin	0	0
John J. Mahoney	0	0
James A. Quella	0	0
Beryl B. Raff	0	0

Executive Officers
Ashley Buchanan	0	0
Michael Diamond	0	0
Heather Bennett	0	0
Tim Cheatham	0	0
J. Robert Koch	28,769	632,918
James E. Sullivan	14,384	316,448
Joe Venezia	0	0
Hsaio Wang	0	0
Brynn Evanson	0	0

(1)	All Company PSUs held, and the cash consideration to be received by, Mr. Buchanan appear under the heading “Executive Officers.”

Treatment of Company MSUs

Each restricted stock unit granted under the Company Stock Plans that is subject to both time and performance-based vesting conditions (each, a “Company MSU”) and that is outstanding at or immediately prior to the Effective Time will performance vest based on actual performance as of such time (with the portion of each award that is then performance vested, the “Performance-Vested MSUs”). At or immediately prior to the Effective Time, each such award of Company MSUs that is then outstanding will be cancelled and the Performance-Vested MSUs will be converted into the right to receive an amount in cash equal to (a) the number of Shares subject to such Performance-Vested MSUs, multiplied by (b) the Merger Consideration (such amount, the “Company MSU Merger Consideration”), payable at or reasonably promptly after the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger as a result of the cancellation of his or her outstanding Company MSUs is set forth in the table below. This information is based on the number of Company MSUs held by the Company’s directors and executive officers as of March 11, 2021.

Name of Executive Officer or Director	Number of Shares Subject to Performance- Vested MSUs	Cash Consideration for Performance- Vested MSUs ($)
Directors
Josh Bekenstein	0	0
Ashley Buchanan(1)	N/A	N/A
Mark S. Cosby	0	0
Ryan Cotton	0	0
Monte E. Ford	0	0
Karen Kaplan	0	0
Matthew S. Levin	0	0
John J. Mahoney	0	0
James A. Quella	0	0
Beryl B. Raff	0	0

Executive Officers
Ashley Buchanan	282,842	6,222,533
Michael Diamond	16,442	361,733
Heather Bennett	13,913	306,089
Tim Cheatham	13,913	306,089
J. Robert Koch	13,913	306,089
James E. Sullivan	8,475	186,444
Joe Venezia	13,913	306,089
Hsaio Wang	13,913	306,089
Brynn Evanson	13,913	306,089

(1)	All Company MSUs held, and the cash consideration to be received by, Mr. Buchanan appear under the heading “Executive Officers.”

The following table sets forth the approximate amount of payments that each director and executive officer of the Company is entitled to receive in connection with the consummation of the Merger as a result of the Shares, Company Stock Options, Company Restricted Shares, Company RSUs, Company PSUs, and Company MSUs held by each director and executive officer as of March 11, 2021.

Name of Executive Officer or Director	Cash Consideration for Shares ($)	Cash Consideration for Stock Options ($)	Cash Consideration for Restricted Shares ($)	Cash Consideration for RSUs ($)	Cash Consideration for PSUs ($)	Cash Consideration for MSUs ($)	Total Cash Consideration in connection with the Offer and the Merger ($)
Directors
Josh Bekenstein	0	0	0	0	0	0	0
Ashley Buchanan(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mark S. Cosby	2,946,526	10,431,800	395,824	2,100,978	0	0	15,875,128
Ryan Cotton	0	0	0	0	0	0	0
Monte E. Ford	382,822	0	0	337,700	0	0	720,522
Karen Kaplan	652,014	0	0	337,700	0	0	989,714
Matthew S. Levin	349,910	0	0	337,700	0	0	687,610
John J. Mahoney	869,066	0	0	337,700	0	0	1,206,766
James A. Quella	719,180	0	0	337,700	0	0	1,056,880
Beryl B. Raff	903,386	0	0	337,700	0	0	1,241,086
Executive Officers
Ashley Buchanan	5,518,502	6,637,500	0	10,795,576	0	6,222,533	29,174,111
Michael Diamond	0	0	0	1,697,410	0	361,733	2,059,143
Heather Bennett	0	0	0	222,222	0	306,089	528,311
Tim Cheatham	0	0	0	222,222	0	306,089	528,311
J. Robert Koch	531,630	1,192,030	0	2,965,402	632,918	306,089	5,628,069
James E. Sullivan	1,097,580	276,460	0	1,771,088	316,448	186,444	3,648,020
Joe Venezia	0	0	0	222,222	0	306,089	528,311
Hsaio Wang	0	0	0	2,647,854	0	306,089	2,953,943
Brynn Evanson	0	0	0	826,430	0	306,089	1,132,519

(1)	Amounts for Mr. Buchanan appear under the heading “Executive Officers.”

Other Payments to Executive Officers and Directors in Connection with the Merger

Treatment of Long-Term Cash Incentive Awards

Each long-term cash incentive award subject to vesting restrictions (each, a “Company LTI Award”) that is outstanding immediately prior to the Effective Time will vest in full and become free of such restrictions as of the Effective Time and, at the Effective Time, will be converted into the right to receive the cash bonus amount payable under such Company LTI Award (such amount, the “Company LTI Payment Amount”), payable at or reasonably promptly after the Effective Time.

The approximate value of the cash payments that each director and executive officer of the Company will receive in connection with the consummation of the Merger in respect of his or her outstanding Company LTI Awards is set forth in the table below. This information is based on the Company LTI Awards held by the Company’s directors and executive officers as of March 11, 2021.

Name of Executive Officer or Director	Company LTI Payment Amount ($)
Directors
Josh Bekenstein	0
Ashley Buchanan	0
Mark S. Cosby	0
Ryan Cotton	0
Monte E. Ford	64,650
Karen Kaplan	64,650
Matthew S. Levin	64,650
John J. Mahoney	64,650
James A. Quella	64,650
Beryl B. Raff	64,650

Executive Officers
Ashley Buchanan	0
Michael Diamond	0
Heather Bennett	0
Tim Cheatham	550,000
J. Robert Koch	440,000
James E. Sullivan	268,000
Joe Venezia	0
Hsaio Wang	294,546
Brynn Evanson	0

Buchanan Side Letter

As previously disclosed, on December 26, 2019, the Company and Mr. Buchanan entered into a letter agreement in connection with Mr. Buchanan’s hire that includes, among other things, a signing bonus equal to $3,667,652 eligible to vest over two years from his start date of January 6, 2020 (the “Buchanan Employment Letter”). Also in connection with Mr. Buchanan’s hire, the Company and Mr. Buchanan entered into a Restricted Stock Unit Agreement (the “Buchanan RSU Agreement”) that provides for, among other terms, a minimum holding period before Mr. Buchanan has the right to sell the shares received on settlement of his Company RSUs and a repurchase right in favor of the Company in the event his employment terminates. In connection with the Transactions, the Company and Mr. Buchanan entered into a Letter Agreement, dated March 2, 2021 (the “Buchanan Side Letter”), pursuant to which (A) the Buchanan Employment Letter was amended to provide for (1) the full vesting of Mr. Buchanan’s signing bonus in the event of a Change of Control (as defined in the Buchanan Employment Letter) and (2) the reimbursement of legal and compensation consultant fees incurred by Mr. Buchanan in connection with, among other things, arrangements entered into in connection with a Change of Control (as defined in the Buchanan Employment Letter), and (B) the Buchanan RSU Agreement was amended to provide for the lapse of the aforementioned minimum holding period and repurchase right in the event of a Change of Control (as defined in the Buchanan RSU Agreement). The Transactions, if consummated, will constitute a Change of Control within the meaning of the Buchanan Letter Agreement and the Buchanan RSU Agreement. Assuming the Merger were to be consummated on March 11, 2021, the approximate amount of Mr. Buchanan’s signing bonus that would no longer be subject to clawback as a result of the Merger is $1,512,278.

The foregoing summaries of the Buchanan Employment Letter and the Buchanan Side Letter do not purport to be complete and are qualified in their entirety by reference to the Buchanan Employment Letter and the Buchanan

Side Letter, copies of which are filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on December 26, 2019 and Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 3, 2021, respectively, and are incorporated herein by reference.

Payments to Executive Officers upon Termination Following a Change in Control

Each of the Company’s executive officers, aside from Mr. Buchanan, participates in the Company’s Officer Severance Pay Plan (the “OSPP”), which provides for severance payments and benefits in the event the executive officer’s employment is terminated by the Company as a result of a “qualifying termination.” The term “qualifying termination” is defined in the OSPP and generally means:

•	The executive is on active payroll or is on an approved leave of absence with a right to reinstatement at the time his or her employment terminates;

•

The executive’s employment is terminated by the Company other than for “cause” (which includes (i) a refusal or failure to perform (other than by reason of disability) or to carry out reasonable directions of the Company Board, (ii) material negligence in the performance of, the executive’s duties or responsibilities, (iii) a material breach of a material agreement between the executive and the Company or its affiliates, (iv) fraud, embezzlement, theft, other dishonesty with respect to the Company or its affiliates, (v) the conviction of or plea of guilty or nolo contendere to a crime involving dishonesty or moral turpitude, and (vi) any other conduct that involves a breach of a fiduciary duty to the Company or a violation of Company policy that could expose the Company to civil or criminal liability or could pose a risk of damaging the Company’s business or reputation) and other than as a result of death or disability;

•

The executive is not offered and has not accepted other employment with (1) an affiliate of the Company, (2) a successor of the Company, or (3) a purchaser of some or all of the assets of the Company, in each case: (a) in a position which the executive is qualified to perform regardless of whether the executive is subject to, among other things, a new job title, different reporting relationships or a modification of the executive’s duties and responsibilities; (b) in a position that, when compared with the executive’s last position with the Company, provides a comparable base salary and bonus opportunity; and (c) where there is no change in the executive’s principal place of employment to a location more than 35 miles from the executive’s principal place of employment immediately prior to the qualifying termination; and

•

The executive continues employment until the termination date designated by the Company or such earlier date to which the Company agrees, and, during the period from the date the executive receives notice of termination until the termination date, the executive continues to perform to the reasonable satisfaction of the Company.

Mr. Buchanan, while not a participant of the OSPP, will be eligible to receive certain severance benefits under the same terms and conditions as the OSPP, as set forth in the Buchanan Employment Letter (as defined above). The term “good reason” is defined in the Buchanan Employment Letter and generally means (i) Mr. Buchanan’s removal from the position of Chief Executive Officer of the Company; (ii) a material diminution in the nature or scope of Mr. Buchanan’s responsibilities, duties or authority, or a change in his direct reporting to the full Company Board; provided, however, that any diminution of the business of the Company or any of its affiliates shall not constitute “good reason”; (iii) a material diminution in Mr. Buchanan’s base salary or in his annual bonus opportunity; or (iv) the relocation of Mr. Buchanan’s principal place of employment to an area outside of a fifty (50)-mile radius from the Company’s headquarters in Irving, Texas.

The OSPP, and in the case of Mr. Buchanan, the Buchanan Employment Letter, provide that if an executive officer experiences a qualifying termination (which, in the case of Mr. Buchanan, also includes a resignation for good reason), the executive officer will be entitled to severance payments and compensation, consisting of:

(i) in the case of Messrs. Diamond, Cheatham, Venezia, and Wang, and Mses. Bennett and Evanson, 12 months’ base salary continuation, in the case of Messrs. Koch and Sullivan, 18 months’ base salary continuation, and in the case of Mr. Buchanan, 24 months’ base salary continuation;

(ii) in the case of Messrs. Diamond, Cheatham, Koch, Sullivan, Venezia, and Wang, and Mses. Bennett and Evanson, the executive’s pro-rated earned annual bonus for the year of termination and in the case of Mr. Buchanan, his pro-rated annual bonus for the year of termination without regard to actual Company or individual performance; and

(iii) cash welfare benefit payments to be paid at a rate equal to (a) the Company-paid portion of the group medical and dental plan premiums in effect for the executive (and his or her spouse and dependents, as applicable) immediately prior to the termination date, as pro-rated for each payroll period, multiplied by (b) 130%, in the case of Messrs. Diamond, Cheatham, Venezia, and Wang, and Mses. Bennett and Evanson, for 12 months, and in the case of Messrs. Koch, Sullivan, and Buchanan, for 18 months.

The Company’s obligation to provide an executive officer with severance payments or benefits under the OSPP or the Buchanan Employment Letter is conditioned on the executive officer’s executing a separation agreement providing for an effective release of claims in favor of the Company and continued compliance with the executive officer’s restrictive covenant obligations.

The Company also has a practice of providing outplacement services upon a termination of employment by the Company without cause. The value of such outplacement as of March 11, 2021 for each executive officer upon a qualifying termination would be $16,500.

For information with respect to each of the Company’s named executive officer’s severance entitlements, see the information included in Item 8 under the heading “Additional Information—Golden Parachute Compensation” (which is incorporated into this Item 3 by reference). For Messrs. Cheatham, Sullivan, Venezia, and Wang, and Mses. Bennett and Evanson, the estimated amounts of severance described above, assuming that the Offer and the Merger were consummated on March 11, 2021 and that the executive officer experienced a qualifying termination on the same day, are $493,009, $615,477, $765,430, $709,597, $527,097, and $697,722, respectively.

Non-Employee Director Compensation

For a description of the compensation earned by the Company’s non-employee directors, reference is made to pages 35–36 of the Definitive Proxy Statement for the 2020 Annual Meeting of the Company (under the heading “Compensation of Directors”), which is filed as Exhibit (e)(47) to this Schedule 14D-9, incorporated herein by reference and qualifies the foregoing in its entirety.

Indemnification of Executive Officers and Directors

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware law, or engaged in a transaction from which the director derived an improper personal benefit. The Company’s Second Amended and Restated Certificate of Incorporation, as in effect on March 16, 2021 (the “Charter”), includes a provision to limit or eliminate the personal liability of its directors to the fullest extent permitted by the DGCL.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he or she is or is threatened to be made a party (other than an action by or in the right of the corporation) by reason of the fact that he or she holds any of such positions, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his or her conduct was unlawful. The Company’s Amended and Restated Bylaws, as in effect on March 16, 2021 (the “Bylaws”), includes provisions that require the Company to provide the foregoing indemnification to directors and officers to the fullest extent permitted under Delaware law. In addition, the Company will advance expenses actually and reasonably incurred by a director or officer in connection with any such proceeding upon a receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the Company.

The Company has also entered into indemnification agreements (“Indemnification Agreements”) with its directors and certain of its officers. These Indemnification Agreements require the Company to, among other things, indemnify its directors and officers against liabilities that may arise by reason of their service as directors or officers of the Company, if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful. These Indemnification Agreements also require the Company to advance any expenses reasonably incurred by the directors or officers in connection with any proceeding against them in their capacity as such.

The Merger Agreement provides that all rights to indemnification and exculpation that now exist in favor of the current or former directors, officers, employees or agents of the Company, any of its subsidiaries or any of their respective predecessors (each, an “Indemnified Person”) as provided in the certificate of incorporation of the Company, the bylaws of the Company, the organizational documents of any subsidiary of the Company or any indemnification agreement, employment agreement, or other agreement between such Indemnified Person and the Company or any of its subsidiaries will survive the Merger and will not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Person.

For a period of six (6) years after the Effective Time, Parent has agreed to cause the Surviving Corporation to, to the fullest extent permitted under law, indemnify and hold harmless all Indemnified Persons against all losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation) judgments, fines and amounts paid in settlement of or in connection with any threatened or actual claim, suit, action, proceeding or investigation, arising out of or pertaining to (i) the fact that the Indemnified Person is or was a director, officer, employee or agent of the Company, any of its subsidiaries or any of their respective predecessors or (ii) the Merger Agreement or any of the Transactions. The rights of each Indemnified Person are in addition to any rights such person may have under the certificate of incorporation or by-laws (or similar organizational documents) of the Company and the Surviving Corporation or any of their subsidiaries, or under any law or under any agreement of any Indemnified Person with the Company or any of its subsidiaries.

The Merger Agreement provides that the Company will, or if the Company is unable to, Parent will cause the Surviving Corporation to, obtain the premium for the non-cancellable extension of the Company’s directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies for claims related to any period of time on or prior to the Effective Time on terms no less favorable than the Company’s existing policies for the six (6)-year period following the Effective Time; provided, that the Company will give Parent a reasonable opportunity to participate in the selection of such “tail” insurance policy and the Company will give good faith consideration to any comments made by Parent with respect thereto; and provided, that the premium payable for such “tail” insurance policy will not exceed 300% of the amount per annum the Company paid in its last full fiscal year (such maximum amount, the “Maximum Tail Premium”) and if the cost for such “tail” insurance policy exceeds the Maximum Tail Premium, then the Company will obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Tail Premium.

The foregoing summary of the indemnification of executive officers and directors and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Charter, the Bylaws, the Merger Agreement and the Form of Director and Officer Indemnification Agreement, which are filed as Exhibits (e)(3), (e)(4), (e)(1) and (e)(14), respectively, to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Employment Agreements and Retention Arrangements Through and Following the Merger

As of the date of this Schedule 14D-9, Parent and Purchaser have informed the Company that none of the Company’s current executive officers have entered into any new agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding employment with the Surviving Corporation.

Although it is possible that the Company, Parent or the Surviving Corporation may enter into such employment agreements or other employment or consultancy arrangements with the Company’s executive officers and certain other key employees, as of the date of this Schedule 14D-9, there are no such agreements, arrangements or understandings.

Effect of the Merger Agreement on Employee Benefits and Compensation

The Merger Agreement provides that, with respect to employees of the Company or its subsidiaries immediately before the Effective Time (“Company Employees”), for a period of twelve (12) months following the Effective Time (or, if earlier, until the date of termination of the applicable Company Employee’s employment with Parent, the Surviving Corporation and their affiliates), Parent will, or will cause the Surviving Corporation to provide each Company Employee (i) a base salary or wage rate, and cash target bonus opportunities that are not less favorable in the aggregate to the base salary or wage rate, and cash target bonus opportunities received by such Company Employee immediately prior to the Effective Time; and (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits received by such Company Employee immediately prior to the Effective Time.

Pursuant to the Merger Agreement, with respect to any employee benefit plan maintained by Parent, the Surviving Corporation or any of their affiliates (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Company Employee’s service with the Company or any of its subsidiaries prior to the Effective Time (as well as service with any predecessor employer of the Company or any such subsidiary, to the extent service with the predecessor employer is recognized by the Company or such subsidiary under the comparable employee benefit plans of the Company or its subsidiaries) will be treated as service with Parent, the Surviving Corporation or their affiliates. No service crediting will be required to the extent it results in duplication of benefits for the same period of service.

Parent will use commercially reasonable efforts to waive, or will use commercially reasonable efforts to cause the Surviving Corporation or any of its affiliates to waive, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Parent, the Surviving Corporation or any of their affiliates in which any Company Employee (or the dependents of any eligible employee) will be eligible to participate from and after the Effective Time. Parent will use commercially reasonable efforts to recognize, or will use commercially reasonable efforts to cause the Surviving Corporation or any of its affiliates to recognize, the dollar amount of all payments incurred by each Company Employee (and his or her eligible dependents) under any applicable employee benefit plan of the Company or its subsidiaries during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible, co-payment limitations and out-of-pocket maximums under the relevant welfare benefit plans in which such Company Employee will be eligible to participate from and after the Effective Time.

Section 16 Matters

The Merger Agreement provides that, prior to the Effective Time, the Company will take all reasonable steps to cause any dispositions of Shares (including any derivative securities with respect to Shares) resulting from the Transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16 of the Exchange Act to be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10(d) Matters

The Merger Agreement provides that, prior to the consummation of the Offer, to the extent required, the compensation committee of the Company Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company in accordance with Rule 14d-10(d)(2) under the Exchange Act to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act.

(b) Arrangements with Purchaser and Parent.

Merger Agreement

On March 2, 2021, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11—“The Merger Agreement; Other Agreements” and the description of the conditions of the Offer contained in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase, which is filed as Exhibit (a)(1)(A) of the Schedule TO, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Parent or their respective affiliates in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures or characterizations regarding any facts or circumstances relating to the Company or Parent and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which Purchaser may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties in the Merger Agreement are the product of negotiations among the Company and Parent and were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact and may also be subject to a contractual standard of materiality different from those generally applicable to stockholders. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule delivered by Michaels to Parent and a confidential disclosure schedule delivered by Parent to Michaels, in each case in connection with the signing of the Merger Agreement. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that any one or more of the Company’s stockholders may enforce the provisions in the Merger Agreement relating to the payment of the consideration in the Merger to the extent necessary to receive the Merger Consideration).

The foregoing summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer and the Merger contained in the Offer to Purchase does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On January 20, 2021, Michaels and Apollo Management IX, L.P. (“Apollo Management IX”) entered into a confidentiality agreement (the “Confidentiality Agreement”). As a condition to being furnished Evaluation

Material (as defined in the Confidentiality Agreement), Apollo Management IX agreed that, except as required by Law (as defined in the Confidentiality Agreement), to keep confidential and not to disclose or reveal any Evaluation Material to any person other than those of Apollo Management IX’s Representatives (as defined in the Confidentiality Agreement) (i) who are actively and directly participating in Apollo Management IX’s evaluation of the Proposed Transaction (as defined in the Confidentiality Agreement) or who otherwise need to know the Evaluation Material for the purpose of evaluating the Proposed Transaction and Apollo Management IX agreed to direct such Representatives to observe the terms of the Confidentiality Agreement that apply to Representatives. Apollo Management IX additionally agreed not to use Evaluation Material for any purpose other than in connection with its evaluation of the Proposed Transaction or the consummation of the Proposed Transaction and, except as required by Law, to not disclose to any person (other than Apollo Management IX’s Representatives) any information about the Proposed Transaction, or the terms or conditions or any other facts relating to the Proposed Transaction. The Confidentiality Agreement contains a customary standstill provision with a term of 18 months that terminates if any other person or “group” (as defined in Section 13(d)(3) of the Exchange Act) (x) enters into a definitive agreement with Michaels to acquire (by merger or otherwise) more than 50% of the outstanding voting equity securities of Michaels or more than 50% of the consolidated total assets of Michaels and its subsidiaries taken as a whole or (y) commences a tender or exchange offer to acquire more than 50% of the voting equity securities of Michaels and the Michaels Board either fails to recommend that its stockholders reject such tender or exchange offer within 10 business days after the commencement of such offer or recommends that Michaels’ stockholders accept such tender or exchange offer.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated herein by reference.

Tender and Support Agreement

On March 2, 2021, in connection with the execution and delivery of the Merger Agreement, certain stockholders of Michaels affiliated with Bain Capital Private Equity, L.P. (collectively, the “Supporting Stockholders”), entered into a Tender and Support Agreement with Parent and Purchaser (the “Tender and Support Agreement”). The Supporting Stockholders collectively beneficially own approximately 37% of the outstanding Shares as of March 2, 2021.

The Tender and Support Agreement provides that the Supporting Stockholders will tender all of the Shares held by such Supporting Stockholder in the Offer. The Tender and Support Agreement also provides that, in connection with any meeting of stockholders of Michaels, or any action by written consent, the applicable Supporting Stockholder will vote against (a) any action that would (or would be reasonably expected to) directly result in a breach of any covenant, representation or warranty or any other obligation or agreement of Michaels contained in the Merger Agreement, or of any Supporting Stockholder contained in the Tender and Support Agreement, in either case, that would result in any condition to the Offer being unsatisfied at the expiration time of the Offer, (b) any other action, transaction, proposal, or agreement relating to Michaels that would (or would reasonably be expected to) prevent, nullify or materially impede, interfere with, frustrate, delay, postpone or adversely affect the Transactions, (c) any change in the present capitalization of Michaels or any amendment of the certificate of incorporation of Michaels prohibited by the Merger Agreement, or (d) subject to the right of the Supporting Stockholders to terminate the Tender and Support Agreement, any alternative acquisition proposal. The Tender and Support Agreement terminates upon certain events, including (i) the Effective Time, (ii) the termination of the Merger Agreement, (iii) an Adverse Recommendation Change, (iv) a modification, change or amendment to the Merger Agreement (including any waiver) without the consent of the Supporting Stockholder that (x) decreases the amount, or changes the form or terms, of consideration payable in the Offer and Merger or (y) adversely affects the right of any Supporting Stockholder in any material respect or (v) in certain circumstances where Parent delivers written notice to Michaels or any of its representatives that any fact, event or circumstance has caused the failure of any condition to the Offer or any of the conditions to the Merger, in each case, set forth in the Merger Agreement, to be satisfied on or prior to the Acceptance Time such that Parent could then terminate the Merger Agreement as a result of such failure, and such failure is not waived by Parent or cured by Michaels.

The foregoing summary of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is filed as Exhibit (d)(5) to the Schedule TO and is incorporated herein by reference.

Equity Financing

Purchaser has received an equity commitment letter dated as of March 2, 2021 (the “Equity Commitment Letter”, and together with the Debt Commitment Letters, the “Commitment Letters”), pursuant to which the Equity Investors have committed to contribute, subject to the terms and conditions of the Equity Commitment Letter, to Purchaser an amount equal to $2,114 million (subject to adjustment as set forth in the Equity Commitment Letter) in cash for the purpose of funding, and to the extent necessary to fund, the consideration to be paid in the Merger, to refinance Michaels’ existing indebtedness and to pay related fees and expenses at the Closing of the Transactions ( the “Transaction Uses”) pursuant to and in accordance with the Merger Agreement (such committed equity financing, the “Equity Financing” and together with the Debt Financing, the “Financing”). The funding of the Equity Financing is subject to (i) with respect to the aggregate Offer Price payable at the date and time of Purchaser’s acceptance of Shares tendered for payment (the “Acceptance Time”), (a) the satisfaction or waiver by Purchaser or Parent of the Offer Conditions, and (b) the Debt Financing being funded at the Closing if the Equity Financing is funded at the Closing and (ii) with respect to the aggregate Merger Consideration, (x) the satisfaction in full or valid waiver, on or before the Closing, of all of the conditions precedent to the obligations of Parent and Purchaser, as set forth in the Merger Agreement and (y) the Debt Financing being funded at the Closing. The equity commitment of certain equity funds managed by Apollo Management IX (the “Apollo Funds”) is subject to reduction in the event Purchaser does not require all of the Equity Financing in order to satisfy its obligations.

Michaels is a third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which is limited to, subject to the terms and conditions of the Merger Agreement, the right of Michaels to seek specific performance of Purchaser’s right to cause the Equity Financing to be funded as, and only to the extent provided in, the Equity Commitment Letter.

The obligation of the Apollo Funds to fund their equity commitment will terminate upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Closing, (iii) the payment in full of the Guaranteed Obligation (as defined below) pursuant to the Limited Guarantee (as defined below) in accordance with the terms thereof and (iv) the assertion or commencement by Michaels or any of its affiliates or any person, in each case, by or on behalf of Michaels of a lawsuit or other proceeding against any Apollo Funds or any Related Person (as defined below) of an Apollo Funds asserting any claim for payment or other liabilities under the Equity Commitment Letter, the Merger Agreement, the Debt Commitment Letters, the Limited Guarantee or any other document or instrument delivered in connection therewith or any of the transactions contemplated thereby, other than any lawsuit, claim or proceeding by Michaels (w) against Parent or Purchaser in accordance with the Merger Agreement or any other Transaction Documents, (x) against Parent under the Equity Commitment Letter, (y) against the Apollo Funds under the Limited Guarantee, and (z) against any Related Person under the Confidentiality Agreement (as defined below). “Related Parties” means any former, current or future direct or indirect equity holder, controlling person, general or limited partner, officer, director, employee, investment professional, manager, stockholder, member, agent, affiliate, assignee, financing source or representative of any of the foregoing or any of their respective successors or assigns (other than each Apollo Fund, Parent, Purchaser or any other affiliated entity party to any Transaction Document, or their respective successors and permitted assigns) of any Apollo Fund.

The foregoing summary of certain provisions of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Limited Guarantee

Concurrently with the execution and delivery of the Equity Commitment Letter, the Apollo Funds executed and delivered to Michaels a limited guarantee (the “Limited Guarantee”) in favor of Michaels in respect of

Purchaser’s obligation under the Merger Agreement for the payment of (A)(i) following the valid termination of the Merger Agreement, the Parent Termination Fee (as defined below), if, when, and as due, pursuant to the Merger Agreement or (ii) all amounts payable (and solely to the extent payable pursuant to a final and non-appealable order of a court of competent jurisdiction) as damages (solely to the extent proven) as a result of Willful and Material Breach (as defined in the Merger Agreement) by Parent or Purchaser on or before the Closing under and in accordance with the terms of the Merger Agreement plus (B) the amount required to satisfy Parent’s expense reimbursement and indemnification obligations under the Merger Agreement if, as and when Parent becomes obligated to make any payments thereunder (clauses (i) and (ii), collectively, the “Guaranteed Obligation”), provided that in no event will the Apollo Funds’ aggregate liability under the Limited Guarantee exceed $220,000,000. The obligations of the Apollo Funds under the Limited Guarantee terminate as of the earliest to occur of: (i) the consummation of the Closing in accordance with the terms of the Merger Agreement, including payment of the aggregate Offer Price and Merger Consideration in accordance with the Merger Agreement; (ii) the indefeasible payment in full of the Guaranteed Obligation; (iii) the termination of the Merger Agreement in accordance with its terms in any circumstances other than pursuant to which Parent would be required pursuant to the Merger Agreement to make any payment of any Guaranteed Obligation; (iv) the date that is sixty (60) days after the termination of the Merger Agreement if the Merger Agreement is terminated in any of the circumstances pursuant to which Parent would be required pursuant to the Merger Agreement to make a payment of the Guaranteed Obligation unless (A) Michaels makes a claim with respect to such Guaranteed Obligation during such sixty (60)-day period and (B) Michaels commences a legal proceeding during such sixty (60)-day period against the Apollo Funds alleging that Parent is liable for such Guaranteed Obligation, in which case, this Limited Guarantee shall survive solely with respect to amounts claimed or alleged to be so owing; and (v) the termination of Limited Guarantee by mutual written agreement.

The foregoing summary of certain provisions of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Debt Financing

Parent has received (i) a debt commitment letter, dated March 2, 2021 (the “Term Loan and Bridge Facilities Debt Commitment Letter”) from the financial institutions party thereto to provide to Purchaser, subject to the terms and conditions set forth therein, (x) a seven year senior secured term loan facility in an aggregate principal amount of $2,100 million (the “Term Facility”), (y) a seven year senior secured bridge facility in an aggregate principal amount of $700 million (the “Senior Secured Bridge Facility”) and (z) an eight year senior unsecured bridge facility in an aggregate principal amount of $1,300 (the “Senior Unsecured Bridge Facility”), the proceeds of which are expected to be used to pay the a portion of the Transaction Uses, and (ii) a debt commitment letter, March 2, 2021 (the “ABL Debt Commitment Letter,” and, together with the Term Loan and Bridge Facilities Debt Commitment Letter, the “Debt Commitment Letters”) from the financial institutions party thereto to provide, subject to the terms and conditions set forth therein, a five year asset-based revolving credit facility with an aggregate commitment of $1,000 million (the “ABL Facility”), the proceeds of which may be used (subject to capped amounts) to pay a portion of the Transaction Uses and which may be used by the surviving corporation for general corporate purposes after the consummation of the Merger. Purchaser will, at its option, (1) either (i) issue senior secured notes (the “Senior Secured Notes”) in a Rule 144A or other private placement on or prior to the Closing yielding up to $700 million in aggregate gross cash proceeds, and/or (ii) if any or all of the Senior Secured Notes are not issued on or prior to the Closing and the proceeds thereof made available to Purchaser on the Closing, borrow up to such unissued amount in the form of senior secured bridge loans under the Senior Secured Bridge Facility and (2) either (i) issue senior unsecured notes (the “Senior Unsecured Notes”) in a Rule 144A or other private placement on or prior to the Closing yielding up to $1,300 million in aggregate gross cash proceeds, and/or (ii) if any or all of the Senior Unsecured Notes are not issued on or prior to the Closing and the proceeds thereof made available to Purchaser on the Closing, borrow up to such unissued amount in the form of senior secured bridge loans under the Senior Unsecured Bridge Facility. The Term Facility, the Senior Secured Bridge Facility (and/or the Senior Secured Notes), the Senior Unsecured Bridge Facility (and/or the Senior Unsecured Notes) and the ABL Facility are collectively referred to herein as the “Debt Financing”. In connection with the consummation of the Merger, Michaels will assume the obligations of Purchaser under the Debt

Financing as the surviving entity of the Merger. The term “Borrower” means (i) prior to the consummation of the Merger, Purchaser and (ii) thereafter, Michaels as the surviving entity of the Merger.

The commitments under the Debt Commitment Letters expire upon the earliest to occur of (i) 11:59 P.M. New York City time on the date that is five business days after the Outside Date, (ii) with respect to each facility, the consummation of the Merger without the Closing of such facility, and (iii) the date on which the Merger Agreement is terminated in accordance with its terms. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this document. Each of Parent and Purchaser has agreed to use its reasonable best efforts to consummate the Debt Financing on the terms and conditions described in each Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letters, Parent and Purchaser will use their reasonable best efforts to arrange and obtain alternative financing in an amount sufficient to pay the Required Amount with terms and conditions (including any applicable market “flex” provisions) not less favorable to Parent than the terms and conditions set forth in the Debt Commitment Letters.

Although the Debt Financing described in this document is not subject to a due diligence or “market out,” such financing may not be considered assured. As of the date hereof, no alternative financing arrangements or alternative financing plans have been made in the event the Debt Financing described herein is not available. There is no financing condition to the Offer.

The availability of the Debt Financing is subject to, among other things:

•

consummation of the Merger and the Offer in accordance with the Merger Agreement (without giving effect to any amendment, modification, waiver, consent or other modification by Parent that is materially adverse to the interests of the financing sources (in their capacities as such), other than with the approval of the lead arrangers thereof);

•	since the date of the Merger Agreement, no Material Adverse Effect shall have occurred;

•	delivery of certain historical financial information about Michaels and its subsidiaries;

•	delivery of certain pro forma financial information about Purchaser and its subsidiaries;

•

use of commercially reasonable efforts by Purchaser to deliver, not later than 15 consecutive days (subject to certain blackout periods) prior to the Closing, a customary confidential information memorandum, customary offering documents and other customary marketing materials to be used in connection with the marketing of the Debt Financing;

•	payment of fees and expenses required by the Debt Commitment Letters; and

•	execution and delivery of definitive documentation.

Credit Suisse, Wells Fargo, Barclays, Deutsche Bank, Mizuho, Royal Bank of Canada and Bank of America will act as bookrunners and arrangers for the Debt Financing.

The foregoing summary of certain provisions of the Debt Commitment Letters do not purport to be complete and are qualified in their entirety by reference to the full text of Debt Commitment Letters, which have been filed as Exhibits (b)(1) and (b)(2) to the Schedule TO and are incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Company Board.

After consideration, including review of the terms and conditions of the Offer in consultation with certain members of the Company’s senior management, as well as the Company’s financial and legal advisors, the Company Board, by unanimous vote at a meeting on March 2, 2021, (i) determined that the Merger Agreement and Transactions are fair to and in the best interests of the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A joint press release, dated March 2, 2021, issued by the Company and Parent announcing the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and incorporated herein by reference.

(b) Background and Reasons for the Company Board’s Recommendation.

Background of the Offer

As part of the Company’s regular consideration and evaluation of its long-term strategic goals and plans, the Company Board and members of Company senior management periodically review, consider and assess the Company’s operations and financial performance, as well as overall industry conditions, as they may affect those strategic goals and plans.

From time to time during 2019 and 2020, representatives of Apollo Management IX, L.P. (“Apollo Management IX”) had high level conversations with Mr. Josh Bekenstein and/or Mr. Ryan Cotton, members of the Company Board, concerning Apollo Management IX’s potential interest in the Company. At no point during this time period did Apollo Management IX submit a written indication of interest to acquire the Company.

On November 4, 2020, a representative of Apollo Management IX submitted an unsolicited non-binding indication of interest on behalf of certain equity funds managed by Apollo Management IX (the “Apollo Funds”) to acquire all of the Company’s outstanding stock for an indicative value of between $14.00 and $15.00 per Share, in cash. A representative of Apollo Management IX submitted this indication of interest to Mr. Bekenstein and Mr. Cotton, and requested that they share the indication of interest with the Company Board. Mr. Cotton indicated to Apollo Management IX that the Company Board was unlikely to be interested in a transaction at the indicative value set forth in Apollo Management IX’s letter, but that he would provide the indication of interest to the Company Board. Mr. Cotton promptly shared the indication of interest with Mr. James Quella, chairman of the Company Board; thereafter the indication of interest was promptly communicated to the Company Board. As of such date, the Company’s closing stock price was $8.35 per Share.

On November 9, 2020, the Company Board met to consider Apollo Management IX’s November 4 indication of interest. The Company Board, together with a representative of Ropes & Gray LLP, counsel to the Company (“Ropes & Gray”), discussed, among other things, the Company’s historical stock price, certain valuation analyses of the Company, the valuation of the Company implied in Apollo Management IX’s November 4 indication of interest and the Company’s existing strategic plans as a standalone public company. After discussion, the Company Board concluded that Apollo Management IX’s proposal did not adequately value the Company and instructed Company senior management to continue pursuing the Company’s current business strategies. The Company Board requested that Mr. Quella, as Chairman of the Company Board, communicate to Apollo Management IX that the Company was not for sale and that, in any event, Apollo Management IX’s indication of interest did not adequately value the Company. As directed by the Company Board, on November 10, 2020, Mr. Quella communicated that message to representatives of Apollo Management IX.

On December 8, 2020, a representative of Apollo Management IX contacted Mr. Quella, communicating that a revised indication letter would be provided to Mr. Quella the following day.

On December 9, 2020, a representative of Apollo Management IX contacted Mr. Quella to indicate that it would be submitting a non-binding indication of interest for the Apollo Funds to acquire all of the outstanding stock for an indicative value of between $18.00 and $20.00 per Share. Thereafter, Apollo Management IX submitted to Mr. Quella a revised non-binding indication of interest for the Apollo Funds to acquire all of the Company’s outstanding stock for an indicative value of between $18.00 and $20.00 per Share, in cash. The revised Apollo Management IX indication of interest also indicated that Apollo Management IX would be willing to include a go-shop provision in the merger agreement to permit the Company to actively solicit alternative proposals to acquire all of the Company’s outstanding stock for a period of time after the signing of a definitive transaction document. As of such date, the Company’s closing stock price was $12.39 per Share. Apollo Management IX’s proposal of December 9 was promptly communicated to the Company Board.

On December 10, 2020, the Company Board met to consider the revised indication of interest from Apollo Management IX. The Company Board considered, among other things, the increased price per Share in Apollo Management IX’s latest indication of interest, the Company’s existing strategic plans and the likelihood that pursuing a transaction with the Apollo Funds at that time could disrupt and distract Company management during the holiday season, which is the Company’s busiest selling season, and negatively affect the Company’s ability to execute its strategy at that time. The Company Board determined that pursuing the proposed transaction, at that time, was not in the best interest of the Company and its stockholders and instructed Mr. Quella to communicate to Apollo Management IX that the Company Board had rejected Apollo Management IX’s December 9 indication of interest. As directed by the Company Board, on December 11, 2020, Mr. Quella communicated that message to representatives of Apollo Management IX.

On January 4, 2021, a representative of Apollo Management IX contacted Mr. Quella to inquire whether Mr. Quella was available to discuss Apollo Management IX’s earlier indication of interest, as the fourth calendar quarter holiday season had since concluded.

On January 5, 2021, a representative of Apollo Management IX contacted Mr. Quella, during which Mr. Quella indicated that, based on feedback from the Company Board, Apollo Management IX would need to increase the proposed price for the Company Board to consider a transaction.

On January 11, 2021, Apollo Management IX submitted to Mr. Quella a further revised indication of interest for the Apollo Funds to acquire all of the outstanding stock of the Company for an indicative value of between $22.00 and $24.00 per Share, in cash. In its revised indication of interest, Apollo Management IX reiterated its ability to sign a definitive merger agreement within 30 days and its willingness to include a go-shop provision in the merger agreement to permit the Company and its representatives to actively solicit alternative acquisition proposals for a period of time after the signing of a merger agreement. Apollo Management IX’s indication of interest also indicated that Apollo Management IX expected that any negotiations between the Company and Apollo Management IX would be on an exclusive basis until the signing of definitive transaction documentation. As of such date, the Company’s closing stock price was $14.27 per Share. Apollo Management IX’s January 11 indication of interest was promptly communicated to the Company Board. Following receipt of this proposal, Mr. Quella contacted UBS Securities LLC (“UBS”), whom the Company had previously engaged in connection with the Company Board’s prior consideration of capital structure and strategic alternatives, to provide, for the Company Board’s review, a scope of work and summary of key considerations regarding a potential strategic transaction, in the event that the Company Board determined to retain a financial advisor in connection with its consideration of a potential business combination transaction.

On January 12, 2021, Mr. Quella contacted a representative of Apollo Management IX indicating that he expected the Company Board to consider retaining UBS as a financial advisor and that, in such event, UBS would contact Apollo Management IX about next steps.

Also on January 12, 2021, representatives of UBS reviewed certain preliminary valuation materials based on publicly available information with representatives of the Company.

The Company Board held a regularly scheduled meeting on January 13, 2021. The Company Board discussed the terms of Apollo Management IX’s January 11 indication of interest, and potentially retaining UBS as financial advisor to the Company Board. Following these discussions, the Company Board authorized the Company to begin the process of negotiating the terms of a potential engagement letter with UBS, subject to approval of the Company Board. The Company Board also authorized each of Mr. Quella, Mr. Cotton and Mr. John Mahoney, each members of the Company Board (who are collectively referred to herein as the, “Transaction Committee”), to work with members of Company management and representatives of UBS and Ropes & Gray to provide guidance and support to the Company’s representatives between meetings of the Company Board that are consistent with prior determinations of the Company Board. The Company Board authorized the Transaction Committee to meet from time to time, between meetings of the Company Board, to discuss the status of any discussions concerning a potential acquisition of the Company and related issues.

Following this date, between meetings of the Company Board, members of the Transaction Committee routinely met to discuss the status of ongoing discussions with third parties regarding a potential change of control transaction involving the Company.

Following the January 13 meeting of the Company Board, members of Company senior management and representatives of UBS, as directed by the Company Board, discussed the possibility of UBS being retained by the Company as its financial advisor in connection with a potential business combination transaction. Company senior management and representatives of UBS thereafter began negotiations regarding the terms of UBS’ potential engagement.

On January 14, 2021, at the direction of the Company Board, representatives of UBS contacted representatives of Apollo Management IX to inquire about certain assumptions underlying Apollo Management IX’s January 11 indication of interest and to discuss the transaction process in connection with the Company Board’s consideration of Apollo Management IX’s January 11 indication of interest.

On each of January 15, January 16 and January 17, 2021, members of Company senior management, members of the Transaction Committee and the Company’s advisors, including representatives of UBS, met numerous times to discuss and evaluate the Company’s long-range plan for fiscal years 2021 through 2025 and refine the Company’s long-range plan to account for recent events and current assumptions regarding the Company’s expected future performance (such revised long-range plan, the “Company Forecasts”) in advance of the Company Board meeting on January 18, 2021. The Company Forecasts were prepared in connection with the Company Board’s consideration of a potential strategic transaction, and revised preexisting Company projections to account for recent events (including the COVID-19 pandemic and related market effects) and current assumptions regarding the Company’s expected future performance. At those meetings, members of Company senior management, members of the Transaction Committee and the Company’s advisors evaluated the Company Forecasts and the assumptions underlying those forecasts, including the probability of success of certain Company initiatives, continuing uncertainty relating to the COVID-19 pandemic and related market effects, and changes in the Company’s e-commerce strategies, among other things.

On January 18, 2021, the members of the Transaction Committee spoke to further discuss and review the Company Forecasts in advance of the Company Board meeting later that day.

Later on January 18, 2021, the Company Board met to discuss, among other things, the Company Forecasts and the potential engagement of UBS as financial advisor to the Company. At this meeting, and in connection with their consideration of UBS as a potential financial advisor, the Company Board reviewed UBS’ relationships with Apollo Global Management, Inc., Bain Capital, and their respective affiliates, and determined to engage UBS as the Company’s financial advisor in connection with the Company Board’s consideration of a potential strategic transaction. The decision of the Company Board to engage UBS was based on, among other things, UBS’ familiarity with, and experience in, the consumer and retail industry.

Also at this meeting, the Company reviewed the Company Forecasts. Members of Company senior management presented the key business performance assumptions underlying the Company Forecasts, the basis for such assumptions and the principal factors that could result in actual performance differing from those assumptions, including the effect of COVID-19 on the Company’s business and the probability of success of certain of the Company’s key strategic initiatives. The Company Board authorized and directed UBS to use the Company Forecasts for the purpose of preparing its valuation analyses for the Company Board.

In addition, at this meeting, members of the Company Board, Company senior management and representatives of UBS and Ropes & Gray discussed the January 11 indication of interest from Apollo Management IX, and representatives of UBS provided preliminary valuation analyses of the Company based on the Company Forecasts and the indicative value of $22.00 to $24.00 per Share expressed in that indication of interest, as compared to the market price of the Shares on January 15, 2021 of $16.47 and recent historical Share prices. The Company Board and its advisors discussed its view that providing diligence information to Apollo Management IX would enable Apollo Management IX to update the assumptions underlying its January 11 indication of interest and potentially result in a subsequent proposal from Apollo Management IX at a higher price per Share. Based on these discussions, the Company Board determined that the indicative value included in Apollo Management IX’s January 11 indication of interest was a sufficient basis to further engage with Apollo Management IX regarding a potential strategic transaction, and the Company Board authorized Company management and its representatives to provide Apollo Management IX with requested due diligence information to enable Apollo Management IX to submit a proposal with a single price per Share for the Company Board’s consideration. The Company Board determined not to grant Apollo Management IX exclusivity at this time.

Also at this meeting, the Company Board, together with members of Company senior management and representatives of UBS and Ropes & Gray, discussed whether to contact additional third parties to explore their interest in pursuing an acquisition of the Company and the benefit of having more than one prospective bidder engaged in the process simultaneously to encourage competition and maximize the price at which any party may be willing to submit a proposal for the Company Board’s consideration. The Company Board and the Company’s advisors discussed, based on their collective experience, the third parties likely to consider pursuing an acquisition of the Company on terms that would be competitive with those proposed by Apollo Management IX. The Company Board, together with its advisors, identified a list of potentially interested parties based on such parties’ likely interest in the Company, their ability to execute a transaction and certain other factors that could affect closing certainty. The Company Board thereafter instructed representatives of UBS to contact four third parties whom the Company Board, in discussion with the Company’s advisors, determined could credibly pursue a potential acquisition of the Company on terms that would be competitive with those proposed by Apollo Management IX, to gauge their interest in a potential transaction with the Company. The Company Board also authorized the Transaction Committee to work with representatives of UBS to develop a response to Apollo Management IX’s January 11 indication of interest and to assist UBS in its outreach to other potentially interested parties. Representatives of Ropes & Gray discussed with the Company Board its fiduciary duties, including its fiduciary duties with respect to a potential business combination. The Company Board did not make any determination at this meeting to pursue any one strategic course of action, and decided to continue considering the Company’s strategic alternatives.

Following the Company Board meeting, the Company and UBS entered into an engagement letter, dated January 18, 2021, in respect of UBS’s advisory services to the Company.

On January 19, 2021, members of the Transaction Committee spoke with the Company’s advisors to discuss UBS’ outreach to the four additional parties discussed at the January 18, 2021 Company Board meeting—Party A, Party B, Party C and Party D—and the Company’s proposed response to Apollo Management IX’s January 11 indication of interest.

Later on January 19, 2021, at the direction of the Company Board, representatives of UBS contacted each of Party A, Party B, Party C and Party D to explore their interest in pursuing a potential acquisition of the Company. Party A indicated to representatives of UBS that it was likely to consider pursuing a transaction with the Company. Each of Party B, Party C and Party D subsequently notified representatives of UBS that they were not interested or able, as the case may be, in pursuing a transaction with the Company. The Company did not enter into non-disclosure agreements or provide confidential information of the Company to any of Party B, Party C or Party D.

Also on January 19, 2021, representatives of UBS communicated to representatives of Apollo Management IX the Company Board’s reaction to Apollo Management IX’s January 11 indication of interest. At the direction of the Company Board, representatives of UBS indicated that, subject to Apollo Management IX entering into a non-disclosure agreement acceptable to the Company, the Company was prepared to discuss a potential acquisition of the Company and make certain due diligence information available to enable Apollo Management IX to submit a proposal for the Apollo Funds to acquire all of the Company’s outstanding stock at a single price per Share on or prior to February 8, 2021.

Later on January 19, 2021, members of the Transaction Committee spoke with the Company’s advisors. Representatives of UBS provided an update to the Transaction Committee on its conversations with each of Party A, Party B, Party C, Party D and Apollo Management IX.

Also on January 19, 2021, representatives of UBS shared with representatives of Apollo Management IX a draft non-disclosure agreement, as prepared by Ropes & Gray. Thereafter, representatives of each of Ropes & Gray and Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Apollo Management IX (“Paul Weiss”), negotiated a non-disclosure agreement between the Company and Apollo Management IX. The Company and Apollo Management IX subsequently entered into a non-disclosure agreement on January 20, 2021. The non-disclosure agreement contains a stand-still provision for the benefit of the Company with customary fall-away provisions upon the Company’s entry into a change of control transaction.

On January 20, 2021, pursuant to the terms of the executed non-disclosure agreement, the Company began providing access to Apollo Management IX and its representatives to certain due diligence information of the Company via a virtual data room. Later that day, a representative of Apollo Management IX had a call with representatives of UBS to further discuss the due diligence process.

On January 20, 2021, representatives of Party A contacted representatives of UBS to express their interest in the Company and inquire about access to due diligence materials and transaction timing. Representatives of UBS indicated that the Company was prepared to provide Party A with certain due diligence information to enable Party A to promptly submit a proposal to acquire all of the Company’s outstanding stock, and requested that Party A submit a proposal to acquire all of the Company’s outstanding stock not later than February 8, 2021. Later that day, representatives of Ropes & Gray, through UBS, sent a draft non-disclosure agreement to Party A’s legal advisors.

Also on January 20, 2021, members of the Transaction Committee further discussed the proposal from Apollo Management IX. Following this meeting, consistent with prior Company Board determinations, the Company disclosed certain 2021 projected financial information contained in the Company Forecasts to Apollo Management IX.

On January 21, 2021, representatives of each of Party A’s legal advisors and Ropes & Gray negotiated a non-disclosure agreement on behalf of Party A and the Company, which non-disclosure agreement was entered into on January 22, 2021. The non-disclosure agreement contains a stand-still provision for the benefit of the Company with customary fall-away provisions upon the Company’s entry into a change of control transaction. Accordingly, after the Company’s entry into the Merger Agreement, no provision in the Company’s non-disclosure agreement with Party A would prevent Party A from making a proposal to acquire the Company during the go-shop period.

Following the execution of the non-disclosure agreement on January 22, 2021, Party A received access to a virtual data room containing certain diligence materials, including certain 2021 projected financial information contained in the Company Forecasts.

Also on January 22, 2021, the members of the Transaction Committee discussed Party A’s interest in a potential transaction with the Company.

On January 26, 2021, a representative of Apollo Management IX contacted representatives of UBS to further discuss the transaction process.

On January 28, 2021, the Company separately held management diligence sessions by videoconference with representatives of each of Apollo Management IX and Party A. At each of these management sessions, members of Company senior management, including Mr. Buchanan and Mr. Michael Diamond, the Chief Financial Officer of the Company, and representatives of UBS were present.

On January 29, 2021, the Transaction Committee discussed the status of ongoing discussions with Apollo Management IX and with Party A as well as the diligence conducted by each party to date.

On January 31, 2021, representatives of Ropes & Gray and Simpson Thacher & Bartlett LLP, counsel to Apollo Management IX (“Simpson Thacher”), discussed, among other things, the process and timing for Apollo Management IX to submit transaction documents, assuming the Company Board decided to proceed with a potential transaction.

On February 1, 2021, representatives of Party A contacted representatives of UBS and indicated that Party A was not able to deliver a premium to the Company’s then current market valuation and, as a result, would not be submitting an indication of interest to acquire all of the Company’s outstanding stock. As of such date, the Company’s closing stock price was $15.33 per Share. Representatives of UBS promptly communicated this message to the Transaction Committee, who then subsequently communicated that information to the Company Board.

Also on February 1, 2021, Mr. Buchanan, Mr. Diamond and other members of Company senior management had meetings by videoconference with representatives of Apollo Management IX, with representatives of UBS and Ropes & Gray present, to discuss strategic priorities and financial due diligence.

On February 2, 2021, members of Company senior management and representatives of Apollo Management IX met by videoconference, with representatives of UBS and Ropes & Gray present, to discuss the Company’s then current capitalization.

Also on February 2, 2021, the Transaction Committee discussed the status of ongoing discussions between the Company and Apollo Management IX and Party A, including the recent communication from Party A that it would not be submitting a proposal for the Company Board’s consideration.

On February 3, 2021, representatives of Apollo Management IX contacted representatives of UBS to provide an update on Apollo Management IX’s due diligence review of the Company. Representatives of Apollo Management IX indicated that, in light of certain findings from financial due diligence, Apollo Management IX’s next proposal would be at a lower valuation compared to the range included in Apollo Management IX’s January 11 indication of interest. Members of the Transaction Committee and the Company’s advisors spoke later on February 3, 2021 to discuss UBS’ conversation with Apollo Management IX that day.

On February 4, 2021, representatives of Party A contacted representatives of UBS to indicate that, despite the fact that Party A had indicated to UBS on February 1, 2021 that Party A would not submit an indication of interest, Party A had subsequently decided to submit an indication of interest to acquire the Company. Representatives of UBS promptly communicated this conversation to members of the Transaction Committee.

Also on February 4, 2021, the Company Board met to discuss the status of discussions between the Company and potential acquirers, including Apollo Management IX and Party A. At this meeting, members of the Transaction Committee and representatives of UBS updated the Company Board on interactions between the Company and Apollo and Party A. Representatives of UBS also informed the Company Board that each of Party B, Party C and Party D had notified representatives of UBS that they would not be pursuing a transaction with the Company. Representatives of UBS informed the Company Board that Party A indicated that it would be submitting a proposal to the Company, and that a revised proposal from Apollo Management IX was expected in the coming days. The Company Board discussed the status of ongoing discussions with representatives of UBS and Ropes & Gray. In addition, the Company Board authorized the Transaction Committee, Company management and the Company’s advisors to continue to engage with each of Apollo Management IX and Party A in an effort to maximize the price at which each may submit a proposal to acquire all of the Company’s outstanding stock, and reaffirmed that the Transaction Committee should continue to assist the Company’s representatives in connection with the Company Board’s evaluation of its strategic alternatives in between meetings of the Company Board.

Also on February 4, 2021, Party A submitted a written proposal to acquire all of the Company’s outstanding stock at an indicative value between $20.00 and $21.00 per Share and, in such proposal, indicated an ability to proceed quickly to execution of definitive transaction documentation. As of such date, the Company’s closing stock price was $15.42 per Share. Representatives of UBS and Party A spoke by telephone following receipt of Party A’s proposal to discuss, among other things, additional due diligence information that Party A requested in order to submit a proposal at a higher price per Share. Following this discussion, consistent with the determination of the Company Board earlier that day, representatives of Party A were granted further due diligence information concerning the Company via the virtual data room. Representatives of UBS promptly communicated the February 4 proposal from Party A to the Transaction Committee and representatives of UBS thereafter requested that Party A submit a proposal at a single price per Share by February 12, 2021 and, at the Company Board’s direction, indicated to representatives of Party A that UBS did not believe that the Company Board would support a transaction that is less than $22.00 per Share.

On February 5, 2021, members of the Transaction Committee spoke to discuss Party A’s February 4 proposal.

Early on the morning of February 8, 2021, Apollo Management IX submitted an updated proposal for the Apollo Funds to acquire all of the Company’s outstanding stock at an indicative value of between $19.00 and $20.00 per Share, in cash, noting that it had revised its indicative value because of concerns about the Company’s projected financial performance in fiscal year 2021 and the significant cash investment it viewed as necessary to fund near-term working capital needs (in excess of historical levels) and capital expenditures. As of such date, the Company’s closing stock price was $16.39 per Share. Apollo Management IX indicated to the Company that it would only be willing to engage with the Company in a transaction in this valuation range if the Company agreed to provide Apollo Management IX with exclusivity prior to February 10, 2021. The February 7 proposal from Apollo Management IX was promptly communicated to the Company Board.

On February 8, 2021, the Transaction Committee spoke to discuss the Apollo Management IX proposal and determined, consistent with the prior determinations of the Company Board and after considering, among other things, the prior preliminary valuation analyses of UBS presented to the Company Board at its prior meetings, that a proposal at less than $22.00 per Share was unacceptable as it was lower than the price per Share that the Company Board had determined was a basis to engage with Apollo Management IX on January 18, 2021. Consistent with the prior determination of the Company Board, the Transaction Committee directed representatives of UBS to communicate to Apollo Management IX that the Company would not be interested in transacting at price per Share that was lower than the indicative value range reflected in Apollo Management IX’s prior proposal.

Following such meeting on February 8, 2021, at the direction of the Company Board, representatives of UBS communicated to representatives of Apollo Management IX that its revised proposal was not acceptable and that the Company Board would not support a transaction at a price that is less than $22.00 per Share.

Also on February 8, 2021, representatives of Party A and members of Company senior management held a financial due diligence call, with representatives of UBS and Ropes & Gray present.

On February 9, 2021, members of Company senior management held an additional diligence call with representatives of Party A, with representatives of UBS and Ropes & Gray present.

Also on February 9, 2021, Apollo Management IX submitted a further updated proposal via UBS to acquire all of the Company’s outstanding stock at a price per Share of $22.00 in cash. As of such date, the Company’s closing stock price was $16.50 per Share. In this proposal, Apollo Management IX indicated a desire to sign a definitive transaction agreement by March 4, 2021, the date on which the Company’s earnings results were scheduled to be announced. Apollo Management IX’s February 9 proposal was promptly communicated to the Company Board. In response to this proposal, consistent with prior direction of the Company Board, the Company authorized UBS to provide Apollo Management IX additional requested information to allow Apollo Management IX to finalize its due diligence review of the Company.

Later on February 9, 2021, the Transaction Committee discussed the proposals received from each of Apollo Management IX and Party A, including the increased proposal received from Apollo Management IX that day.

On February 11, 2021, members of Company senior management and representatives of Apollo Management IX held further due diligence calls, with representatives of UBS and Ropes & Gray present.

On February 12, 2021, members of Company senior management and representatives of Party A held further due diligence calls, with representatives of UBS and Ropes & Gray present.

Also on February 12, 2021, members of Company senior management and representatives of Apollo Management IX had further due diligence discussions by videoconference, with representatives of UBS and Ropes & Gray present.

Later on February 12, 2021, Party A submitted a further updated proposal to acquire all of the Company’s outstanding stock at price per Share of $22.00 in cash. As of such date, the Company’s closing stock price was $15.59 per Share. Party A’s proposal was promptly communicated to the Company Board.

On February 13, 2021, the Company Board met to, among other things, discuss the proposals recently received from each of Apollo Management IX and Party A and to discuss potential next steps in connection with those proposals. At this meeting, Mr. Quella and the other members of the Transaction Committee provided the Company Board with an update on discussions that occurred with each of Apollo Management IX and Party A since the date of the last Company Board meeting. Representatives of UBS provided an update to the Company Board on the proposals received from each of Apollo Management IX and Party A, and the Company Board, together with its advisors, discussed how to further encourage each of the bidders to submit a proposal at a higher price per Share. Also at this meeting, representatives of Ropes & Gray provided to the Company Board a summary of a proposed draft merger agreement and the terms thereof, including the proposed go-shop period during which time the Company could actively solicit competing proposals, the proposed tender offer structure of the transaction, the conditions to closing and the ability to compel an acquirer to close.

Representatives of Ropes & Gray also discussed with the Company Board its fiduciary duties in the context of a business combination transaction. Following this discussion, on the basis of the $22.00 per Share proposals submitted by each of Apollo Management IX and Party A, the Company Board authorized representatives of Ropes & Gray and UBS to provide the draft merger agreement to each of Apollo Management IX and Party A and request a markup from each party on or prior to February 20, 2021. The Company Board authorized Company management, the Transaction Committee and the Company’s advisors to continue their efforts to encourage Apollo Management IX and Party A to submit proposals to acquire all of the Company’s outstanding stock at a value at or exceeding their current proposals.

Following this meeting, on February 13, 2021, the draft merger agreement was made available to each of Apollo Management IX and Party A. The draft merger agreement included a go-shop provision that would permit the Company to actively solicit competing proposals for a period of 45 days following the execution of the merger agreement and provided that any termination fee payable by the Company as a result of a competing proposal arising from its solicitation during the “go-shop” period would be 1% of the equity value of the proposed transaction, as compared to a termination fee of 2.5% of equity value if payable in other circumstances. The draft merger agreement also required the potential acquirer to take any and all actions necessary to secure any required competition approvals and for the full acceleration and payout of all equity awards at the closing of the proposed transaction. The draft merger agreement provided that the Company could compel an acquirer to close the transaction even if its debt financing was not available at closing.

On February 14, 2021, Party A provided a letter to the Company, through UBS, requesting that the Company agree to reimburse Party A for certain transaction expenses incurred by Party A in connection with its evaluation of the Company, up to $1.5 million. The Transaction Committee discussed this request and instructed representatives of UBS, on behalf of the Company, to promptly reject Party A’s request for fee reimbursement. No such expense reimbursement agreement has been executed.

Also on February 14, 2021, representatives of Simpson Thacher contacted representatives of Ropes & Gray and requested a videoconference to discuss, among things, preliminary feedback on the draft merger agreement. Representatives of Simpson Thacher and Ropes & Gray met by videoconference on February 14, 2021.

Throughout the week of February 15, 2021, each of Apollo Management IX and Party A continued their respective due diligence reviews of the Company, and numerous diligence meetings were held between representatives of Apollo Management IX and the Company, on the one hand, and representatives of Party A and the Company, on the other hand.

On February 16, 2021, representatives of Party A’s legal advisors contacted representatives of Ropes & Gray to discuss, among other things, preliminary feedback on the draft merger agreement.

Also on February 16, 2021, a representative of Apollo Management IX had a phone call with representatives of UBS to discuss the transaction process, including expected timing, were the Company Board to determine to proceed with the proposed transaction.

On February 17, 2021, Mr. Buchanan and members of Company senior management met by videoconference with representatives of Apollo Management IX, with representatives of UBS present, to discuss merchandising, store operations, IT and cyber security.

On February 19, 2021, representatives of Apollo Management IX held separate meetings by videoconference with representatives of Company senior management, including Mr. Buchanan, with representatives of UBS present, to discuss supply chain financing and marketing. Later that day, representatives of Apollo Management IX and Mr. Buchanan met by videoconference, with representatives of UBS present, to discuss the agenda for in-person visits scheduled for later in February.

On February 20, 2021, representatives of Party A’s legal advisors provided a revised draft of the merger agreement on behalf of Party A. The draft merger agreement accepted the proposed 45 day go-shop period and termination fees, but provided that following such period, the Company could continue discussions with interested parties for a period of ten days. The draft merger agreement provided by Party A’s legal advisors also provided for Bain Capital to enter into a tender and support agreement with Party A, which tender and support agreement Party A’s legal advisors proposed would fall away upon an Adverse Recommendation Change or termination of the proposed merger agreement. In addition, the draft merger agreement provided by Party A’s legal advisors provided for an 18-business day marketing period, which period would not commence earlier than the time when all offer conditions were satisfied (other than those offer conditions that are satisfied at the closing of the offer).

Also on February 20, 2021, representatives of Simpson Thacher provided a revised draft of the merger agreement, as well as drafts of an equity commitment letter and a limited guarantee on behalf of the Apollo Funds. Representatives of Simpson Thacher also provided a draft tender and support agreement that they requested certain stockholders of the Company, including Bain Capital, sign, which tender and support agreement would not terminate upon an Adverse Recommendation Change, but would terminate upon the termination of the proposed merger agreement. The draft merger agreement provided by Apollo Management IX provided for a 20-day go-shop period and provided that the lower Company termination fee would only be payable if a termination occurred during the go-shop period. The Apollo Management IX draft merger agreement also provided for a Company termination fee of 1.5% equity value where the merger agreement was terminated in connection with a proposal submitted during the go-shop period, and Company termination fee of 3% of equity value in all other circumstances, as well as an obligation of the Company to reimburse Apollo Management IX and the Apollo Funds for up to $5 million of their transaction expenses in the event that the Company termination fee was payable. The Apollo Management IX draft merger agreement provided that certain equity awards of the Company would not accelerate and be cashed out in connection with the proposed transaction. In addition, the Apollo Management IX draft merger agreement provided for a 20-calendar day marketing period, which period would not commence earlier than the time when the required regulatory approvals condition had been satisfied and the go-shop period had concluded.

Each of the revised draft merger agreements submitted by Apollo Management IX and Party A eliminated the full equity back-stop provision and provided that the potential acquirer could only be compelled to fund its equity commitment and close the transaction if its debt financing was available at the closing or, if the debt financing was not available, for the acquirer to pay to the Company a reverse termination fee. The Apollo Management IX draft merger agreement provided for a reverse termination fee of 6% of equity value and the Party A draft merger agreement provided for a reverse termination fee of 4% of equity value. A summary of the revisions to the merger agreement from each of Apollo Management IX and Party A was promptly made available to the Company Board.

On February 22, 2021, the Transaction Committee spoke to discuss the draft merger agreements received from each of Apollo Management IX and Party A. The Transaction Committee provided representatives of Ropes & Gray with feedback on the merger agreement markups from each of Apollo Management IX and Party A and directed Ropes & Gray to revise those agreements consistent with the Transaction Committee’s feedback, and to provide a further revised draft agreement to each of the two parties.

Also on February 22, 2021, representatives of Apollo Management IX held separate meetings by videoconference with certain representatives of Company senior management, including Mr. Buchanan, with representatives of UBS present, to discuss real estate and e-commerce.

Throughout the week of February 22, 2021, each of Apollo Management IX and Party A continued their due diligence reviews of the Company, including conducting further due diligence calls and videoconferences with members of Company senior management, with representatives of UBS and Ropes & Gray present.

On February 23, 2021, representatives of Ropes & Gray separately spoke with representatives of Simpson Thacher and Party A’s legal advisors by telephone to provide initial feedback on each party’s revisions to the draft merger agreement. Representatives of Ropes & Gray requested from Party A’s legal advisors copies of Party A’s equity commitment letter and limited guarantee, as well as a status update of its debt commitments. Representatives of Ropes & Gray indicated to representatives of Simpson Thacher that any tender and support agreement would be acceptable only if it terminated upon an Adverse Recommendation Change of the Company Board. Representatives of Ropes & Gray indicated to counsel to both parties that it would be circulating revisions to the merger agreement shortly and asked for any final revisions to the transaction documents by Friday, February 26 in advance of upcoming meetings of the Company Board.

Also on February 23, a representative of Apollo Management IX flew to Dallas, Texas to meet with Mr. Buchanan, with representatives of UBS present, and to tour certain Company stores.

Early on February 25, 2021, Ropes & Gray sent each of Simpson and Party A’s legal advisors a revised draft of the merger agreement and a draft of the Company’s disclosure schedules on behalf of the Company. The revised draft merger agreements accepted the marketing period and reverse termination fee constructs from the bidders, but provided for a reverse termination fee equal to 5.5% of transaction enterprise value and a shorter marketing period that would, subject to receipt of required information, commence upon the commencement of the tender offer. In addition, the revised draft merger agreement sent to Apollo Management IX provided for a full acceleration and cash out of all equity awards and a 40-day go-shop period. Also on February 25, 2021, the Company made available to each of Apollo Management IX and Party A the draft Company disclosure schedules.

On February 25, 2021, representatives of Ropes & Gray requested from Party A’s legal advisors drafts of Party A’s equity commitment letter and limited guarantee.

Later on February 25, 2021, the Company Board met to further consider the proposals received from each of Apollo Management IX and Party A. At this meeting, Mr. Quella and the other members of the Transaction Committee updated the Company Board on recent conversations between UBS and each of Apollo Management IX and Party A since the last Company Board Meeting. Representatives of Ropes & Gray provided the Company Board with a status update of the draft merger agreement and other transaction documents with each of Apollo

Management IX and Party A. Representatives of UBS provided preliminary views on valuation and discussed the latest proposals from each of Apollo Management IX and Party A and discussed overall timing of a proposed transaction. The Company Board and its advisors discussed the status of the current proposals and the Company Board authorized Company management, the Transaction Committee and the Company’s advisors to continue to engage with each of Apollo Management IX and Party A and to request that each party submit a final proposal on or prior to February 28, 2021. The Company Board did not make any determination at this meeting to pursue any one strategic course of action, and decided to continue considering the Company’s strategic alternatives, including updated proposals from each of Apollo Management IX and Party A. At the request of the Company Board, representatives of UBS thereafter separately communicated the process timeline to representatives of Apollo Management IX and Party A.

On February 26, 2021, representatives of Ropes & Gray provided representatives of Simpson Thacher with revised drafts of the tender and support agreement, equity commitment letter, and limited guarantee on behalf of the Company.

Also on February 26, 2021, representatives of Party A’s legal advisors sent to representatives of Ropes & Gray a further revised draft of the merger agreement and drafts of Party A’s equity commitment letter and limited guarantee, and representatives of Ropes & Gray sent to Party A’s legal advisors a draft tender and support agreement. The revised draft merger agreement received from Party A provided for a reverse termination fee of $200 million, or approximately 4% of transaction enterprise value in a transaction with a per Share consideration of $22.00, and provided for a marketing period of 18 business days that would commence no earlier than 15 business days after the merger agreement was signed.

Also on February 26, 2021, representatives of Apollo Management IX had a meeting by videoconference with Mr. Buchanan and Mr. Diamond, with representatives of UBS present, to discuss at a high level certain assumptions that Apollo Management IX had made in projecting the Company’s future performance.

On February 27, 2021, representatives of Apollo Management IX contacted representatives of UBS to indicate that several recent diligence findings would have an adverse impact on Apollo Management IX’s valuation of the Company, which was subsequently communicated to the Transaction Committee.

Also on February 27, 2021, Party A’s legal advisors sent Ropes & Gray draft debt commitment letters on behalf of Party A. Also on February 27, 2021, Ropes & Gray sent Party A’s legal advisors suggested revisions to the equity commitment letter and the limited guarantee on behalf of the Company.

Later on February 27, 2021, representatives of Apollo Management IX communicated to representatives of UBS orally, and then subsequently sent to the Company, via UBS, a revised proposal to acquire all of the Company’s outstanding stock at a price per Share of $20.35 in cash. As of February 26, 2021, the Company’s closing stock price was $15.00 per Share. Shortly thereafter, Apollo Management IX sent to the Company revised drafts of each of the merger agreement, equity commitment letter, limited guarantee, disclosure schedules and tender and support agreement, as well as executed debt commitment letters. This draft merger agreement provided for a 25-day go-shop period, with an 18-calendar day marketing period that would not commence earlier than the conclusion of the go-shop period. The draft merger agreement also provided for a reverse termination fee of $182 million and Company termination fees of $47.5 million and $91.4 million, with the lower fee only payable in the event of a termination of the merger agreement during the go-shop period, with the obligation of the Company to reimburse Apollo Management IX and the Apollo Funds for up to $5 million of transaction expenses in a situation in which the Company termination fee is payable. The Apollo Management IX proposal also provided that it would terminate if the Company did not provide a response in advance of Sunday evening, February 28.

A summary of the revisions in the merger agreement submitted by each of Party A and Apollo Management IX were promptly provided to the Company Board.

Consistent with the prior direction of the Company Board, representatives of UBS contacted representatives of Apollo Management IX to indicate that Apollo Management IX’s proposal was unacceptable, and reiterated that the Company Board would not support a transaction at less than $22.00 per Share. Representatives of UBS urged representatives of Apollo Management IX to consider submitting a higher proposal in advance of the Company Board meeting scheduled for the evening of March 1, 2021, at which time the Company Board intended to further evaluate the Company’s strategic opportunities.

On February 28, 2021, representatives of Ropes & Gray and Party A’s legal advisors spoke by phone to discuss the latest drafts of the transaction documents shared by Party A’s legal advisors. Also on February 28, 2021, representatives of Party A’s legal advisors sent representatives of Ropes & Gray a revised draft of the tender and support agreement on behalf of Party A and, later that day, representatives of Ropes & Gray sent to representatives of Party A’s legal advisors revised drafts of the merger agreement and the tender and support agreement on behalf of the Company.

Also on February 28, 2021, representatives of Ropes & Gray and Simpson Thacher spoke by phone to discuss Apollo Management IX’s draft transaction documents. Early on March 1, 2021, Ropes & Gray sent Simpson Thacher a revised draft of the merger agreement on behalf of the Company.

On March 1, 2021, The New York Times reported rumors that the Company was considering a potential sale to one or more private equity firms, including Apollo Global Management, Inc. As of such date, the Company’s closing stock price was $16.85 per Share.

Also on March 1, 2021, consistent with the prior direction of the Company Board, representatives of UBS contacted representatives of Apollo Management IX to reiterate that the Company Board was unlikely to support a transaction with any party at a price less than $22.00 per Share. Representatives of UBS again urged representatives of Apollo Management IX to consider submitting a higher proposal in advance of the Company Board meeting scheduled for the evening of March 1, 2021, at which time the Company Board intended to further evaluate the Company’s strategic opportunities.

During the mid-afternoon on March 1, 2021, representatives of Party A contacted representatives of UBS to reaffirm its valuation and communicate that Party A planned to submit a proposal to acquire all of the Company’s outstanding stock at $22.00 per Share in cash, but that Party A would not be prepared to deliver committed equity financing and sign a merger agreement prior to March 8, 2021. Representatives of UBS indicated to representatives of Party A that it did not believe that the request for additional time to evaluate the potential transaction would be well received by the Company Board in light of its upcoming earnings announcement and market rumors regarding a potential transaction, including the recent New York Times article, and representatives of UBS urged Party A to reconsider its timing in advance of the Company Board meeting that evening. Representatives of UBS promptly communicated this message to the Company Board.

Shortly thereafter, representatives of Party A’s legal advisors sent to representatives of Ropes & Gray further revised drafts of the merger agreement, tender and support agreement, equity commitment letter and limited guarantee, and provided executed copies of its debt commitment letters on behalf of Party A.

During the late afternoon on March 1, 2021, representatives of UBS contacted representatives of Apollo Management IX to inquire about the status of any updated proposal. Representatives of UBS again communicated to Apollo Management IX that they did not believe Apollo Management IX’s February 27 proposal would be acceptable to the Company Board, and urged Apollo Management IX to increase its proposal in advance of the Company Board meeting that evening. Representatives of Apollo Management IX indicated to representatives of UBS that it needed UBS to suggest a price at which the Company Board, in the opinion of UBS, would likely support entering into a transaction. Representatives of UBS promptly communicated this message to the Company Board.

Later that evening, prior to the Company Board meeting on the evening of March 1, 2021, representatives of Party A and UBS had further discussions, during which representatives of Party A reiterated that it was not possible for Party A to enter into a transaction on the timeline outlined by the Company.

Prior to the Company Board meeting on March 1, 2021, at the direction of the Transaction Committee and consistent with prior guidance from the Company Board, representatives of UBS contacted representatives of Apollo Management IX to communicate that if Apollo Management IX could increase its proposed price to $22.00 per Share, there was a strong likelihood that the Company Board would support a transaction with the Apollo Funds. Apollo Management IX indicated to UBS that it would need to discuss this price internally and would communicate with UBS prior to the Company Board meeting scheduled for that evening. Shortly prior to the Company Board meeting, representatives of Apollo Management IX contacted representatives of UBS to communicate that Apollo Management IX would increase its proposal for the Apollo Funds to acquire all of the Company’s outstanding stock to $22.00 per Share, provided that certain terms contained in Apollo Management IX’s draft merger agreement relating to the marketing period were acceptable as set forth in Apollo Management IX’s February 27 draft and the parties would work together to promptly enter into definitive transaction agreements.

On the evening of March 1, 2021, each of the Transaction Committee and Company Board met to discuss the revised proposals from Apollo Management IX and Party A. At the meeting of the Transaction Committee, representatives of UBS updated the members of the Transaction Committee and representatives of Ropes & Gray regarding recent discussions with Apollo Management IX and Party A. At the meeting of the Company Board, Mr. Quella provided an update to the Company Board on recent discussions between the Company’s representatives and each of Apollo Management IX and Party A, and representatives of UBS provided a summary of the current proposals from the parties. The Company Board discussed the proposal received from Party A and its assertion that it could not enter into a transaction on the timeline outlined by the Company. The Company Board discussed the recent rumors relating to a potential transaction involving the Company and the desire to enter into a transaction or determine to proceed with the Company’s standalone plan prior to the Company’s earnings announcement on March 4, 2021. The Company Board also discussed how Party A’s proposal was conditional and the Company Board had no assurance that Party A would be able to enter into a transaction on the date it specified. In light of the go-shop period that would be included in a transaction agreement with Apollo Management IX that would permit the Company to encourage Party A to submit an alternative acquisition proposal after the execution of a merger agreement with the Apollo Funds, the Company Board authorized Company senior management, the Transaction Committee, UBS and Ropes & Gray to negotiate the final terms of a transaction with the Apollo Funds, which the Company Board would review at the Company Board meeting to be held on March 2, 2021.

Following the Company Board meeting on March 1, 2021, representatives of Apollo Management IX and UBS spoke, and representatives of UBS, consistent with the Company Board’s prior authorization, indicated to representatives of Apollo Management IX that the Company Board had indicated its preliminary support for a transaction with the Apollo Funds at $22.00 per Share, subject to the satisfactory resolution of all remaining items in the transaction documents. Following such discussion and from and through the execution of the merger agreement on March 2, 2021, the Company, Apollo Management IX and their respective advisors worked to finalize the transaction documents and exchanged multiple drafts of the merger agreement, tender and support agreement, disclosure schedules and other ancillary agreements. Also on March 1, 2021, the Company permitted Apollo Management IX to engage in a conversation directly with the Company’s chief executive officer.

On March 2, 2021, with express permission of the Company Board, representatives of Apollo Management IX met by videoconference with Mr. Buchanan to discuss, in general terms only, Apollo Management IX’s typical approach in providing members of management of other portfolio companies of the Apollo Funds the opportunity to reinvest in the equity of the portfolio companies and to receive equity incentive awards. This was the first such discussion on this matter between Apollo Management IX and members of the Company’s senior management. No agreements have been entered into between Mr. Buchanan and Apollo Management IX or the Apollo Funds.

On the evening of March 2, 2021, the Company Board met to discuss the proposed final form of the proposed merger agreement and related documents and to evaluate the Apollo Management IX proposal in light of the other strategic alternatives available to the Company. At this meeting, representatives of Ropes & Gray reviewed with the Company Board its fiduciary duties under Delaware law, including its fiduciary duties with respect to a potential business combination, and detailed the terms of the proposed merger agreement. Also at this meeting, representatives of UBS provided the Company Board with an overview of the process conducted to date, and the Company Board and its advisors discussed the possibility that Party A may submit a proposal to acquire all of the Company’s outstanding stock at a higher price per Share during the go-shop period and that, in the view of the Company’s advisors, the amounts of the Company termination fee would likely not preclude any interested party from submitting an alternative proposal. Representatives of UBS provided the Company Board with an update on its relationships disclosure, including its relationships with each of Apollo Global Management, Inc., Party A, Bain Capital and their affiliates. At the request of the Company Board, representatives of UBS provided its financial analysis based on the proposed price of $22.00 per Share. UBS delivered to the Company Board, an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 2, 2021, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Offer Price to be received by holders of Shares (other than Excluded Shares and Appraisal Shares) (each as defined in the Merger Agreement) in the Transactions was fair, from a financial point of view, to such holders of Shares (other than Excluded Shares and Appraisal Shares). The Company Board then determined that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and its stockholders, declared it advisable to enter into the Merger Agreement, authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, and resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

On the evening of March 2, 2021, Apollo Management IX and the Company entered into the Merger Agreement and related transaction documents.

On the morning of March 3, 2021, the transaction was publicly announced.

On March 4, 2021, counsel for Apollo Management IX informed a representative of Ropes & Gray about the following communications involving Party A and Apollo Management IX. During the mid-afternoon on March 1, 2021, Party A made an unsolicited outreach to a representative of Apollo Management IX. During a call between the parties, the Party A representative stated that he believed that Apollo Management IX was participating in a sales process for the Company; he could not predict the outcome of that process; but he was inquiring whether, subject to Company approval, Apollo Management IX would consider—if Apollo Management IX ultimately signed a merger agreement with the Company—including Party A as an equity co-investor in the Company. The Party A representative also stated that Party A would continue to pursue its own transaction, including during the go-shop period should any competing transaction be announced. The Apollo Management IX representative stated that he would need to confer with his legal counsel and internal team before responding. After communicating the details of the conversation with Party A to legal counsel, later that day, the Apollo Management IX representative called the Party A representative to inform him that he had relayed the substance of the earlier call to counsel and would be back in touch after legal counsel provided feedback. After conferring with legal counsel, the following morning, the Apollo Management IX representative called the Party A representative and told him that it was not appropriate for them to discuss the Company; Apollo Management IX would not be responding to Party A’s request; and Party A should, in connection with a potential acquisition of the Company, do whatever Party A believed was in its best interests, including bidding at any time in the process, including during any potential go-shop period. Nothing about valuation or bidding strategy was mentioned during the discussions between Party A and Apollo Management IX. Ropes & Gray promptly reported this information to the Transaction Committee and, thereafter, the Company Board.

Over the next few days, Ropes & Gray discussed this information with the Transaction Committee and had a series of calls with Apollo Management IX’s counsel to discuss the outreach from Party A. Apollo Management IX’s counsel responded to each of those inquiries and confirmed that Party A’s outreach had played no role in Apollo Management IX’s March 2 proposal to acquire the Company. Apollo Management IX’s counsel noted that, earlier in the morning on March 1, 2021, prior to Party A’s initial outreach, Apollo Management IX’s investment committee had approved Apollo Management IX funds’ proposed acquisition of the Company for $20.50 per Share (with flexibility to increase to no higher than $21.00 per Share), and that Apollo Management IX had stretched its price to $22.00 per Share later that day as requested by UBS on behalf of, and at the direction of, the Company Board. The Company Board met on March 7, 2021 to discuss what action the Company should take in response to the information received and, with the advice of representatives of Ropes & Gray, the Company Board re-affirmed its view that the sale process conducted was appropriate in seeking the maximum value possible for the Company stockholders and, in light of the information provided by Apollo Management IX, obtaining the maximum value possible from Apollo Management IX.

On March 7, 2021, after the aforementioned meetings with the Company Board, a representative from Ropes & Gray, on behalf of the Company Board, expressed the Company’s appreciation for Apollo Management IX’s cooperation and asked whether Apollo Management IX would be willing to adjust certain go-shop terms in the Merger Agreement. In response to such requests, on March 10, 2021, Apollo Management IX again confirmed that the outreach from Party A on March 1, 2021 had played no role in Apollo Management IX’s bidding strategy or decision-making and declined to adjust the go-shop terms. Apollo Management IX confirmed that it had provided no indication to Party A that Apollo Management IX would include Party A in the acquisition of the Company in any way if Apollo Management IX’s bid was successful and also confirmed that it would not do so in the future. Apollo Management IX also confirmed that it did not object to the Company speaking with Party A about the outreach described above.

On March 10, 2021, after receiving Apollo Management IX’s response and permission to speak with Party A about Party A’s outreach to Apollo Management IX described above, a representative from Ropes & Gray contacted a representative of counsel for Party A requesting a call with representatives of Party A, representatives of counsel for Party A, UBS and Ropes & Gray to discuss the prior outreach by Party A to Apollo Management IX described above. Following that request for a call, representatives of Party A canceled certain diligence calls scheduled between Party A and the Company for March 11, 2021, and a representative of counsel for Party A informed Ropes & Gray that Party A declined the request for a call and was no longer planning to pursue an acquisition of the Company.

Under the terms of the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m. (New York City time) on March 27, 2021, the Company and its representatives have the right to, directly or indirectly, solicit, engage in discussions and encourage parties to submit an alternative acquisition proposal to acquire the Company. Promptly after execution of the Merger Agreement, at the request of the Company Board, representatives of UBS contacted approximately seven strategic parties and approximately seventeen financial parties about a potential transaction.

Reasons for the Recommendation of the Company Board

The Company Board has reviewed and considered the Offer in consultation with certain members of the Company’s senior management, as well as the Company’s financial and legal advisors. After considering its fiduciary duties under applicable law, the Company Board has unanimously (i) determined that the Merger Agreement and Transactions are fair to and in the best interests of the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement, (iii) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Company Board considered each of the following factors and reasons, among others, when reaching its recommendation that stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer:

Reasons in favor of the proposed transaction:

•	Attractive Price. The all-cash consideration of $22.00 per Share, taking into account the Company Board’s familiarity with the business, operations, prospects, competitive environment, strategic and short- and long-term operating plans, assets, liabilities and financial condition of the Company, including the uncertain long-term impacts of the COVID-19 pandemic on the Company’s business and the relative certainty and liquidity of the all-cash merger consideration, is more favorable to the Company’s stockholders than the potential value that could reasonably be expected to be generated from the alternative of the Company continuing to operate independently and pursuing its current business and financial plans on a standalone basis, taking into account the execution risks associated with continued independence;

•

Immediate Liquidity. The Company Board considered that the Offer Price and the Merger Consideration are all-cash, so that the proposed Transactions would provide certainty, immediate value, and liquidity to the Company’s stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy or the financial markets generally;

•	Substantial Premium. The current and recent market prices of the Shares, and the fact that the Offer Price represents a compelling premium to recent market prices of the Shares, including:

•

a 39% premium to the 30-trading day volume weighted-average price (“VWAP”) for the Shares as of February 26, 2021, the last full trading day prior to news reports that the Company was considering a potential transaction,

•	a 61% premium to the 60-trading day VWAP for the Shares as of February 26, 2021,

•	a 78% premium to the 90-trading day VWAP for the Shares as of February 26, 2021, and

•	a 47% premium to the closing price of the Shares on February 26, 2021;

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The Company’s Operating and Financial Condition and Prospects. The Company’s operating and financial performance and its prospects, including the Company Forecasts (as defined below), which reflect an application of various assumptions of the Company’s senior management and consideration of the inherent uncertainty of achieving the Company Forecasts and that, as a result, the Company’s actual financial results in future periods could differ materially from the Company Forecasts;

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Potentially Limited Period of Opportunity. The timing of the Transactions and the risk that if the Company did not accept Parent’s offer (as provided for in the Merger Agreement), it may not have another opportunity to do so or a comparable opportunity;

•	Low Likelihood of Regulatory Impediment. The belief of the Company Board that Parent and the Company will be able to resolve any antitrust questions arising during the merger review process;

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High Likelihood of Closing. The belief of the Company Board that, subject to the outcome of the 25-day “go-shop” period and any associated negotiations with potential acquirers, as the Merger Agreement permits, the likelihood of completing the Transactions is high, particularly in light of the terms of the Merger Agreement, including (i) the conditions to the Offer and the Merger being specific and limited, (ii) the exceptions, including those related to the COVID-19 pandemic, contained within the “Material Adverse Effect” definition, which generally defines the standard for closing risk, (iii) the likelihood of obtaining required regulatory approvals, including the commitment of Parent to use its reasonable best efforts to obtain the required regulatory approvals, (iv) Parent’s ability to obtain the requisite financing and its history of completing transactions; and (v) Parent’s obligation to pay the Company $220 million if the Merger Agreement is terminated under certain circumstances, including as a result of Parent’s failure to consummate the Offer and Merger as required by the Merger Agreement;

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UBS Analysis and Fairness Opinion. The financial analyses presented by UBS to the Company Board and an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 2, 2021, to the effect that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the Offer Price to be received by holders of Shares (other than Excluded Shares and Appraisal Shares) (each as defined in the Merger Agreement) in the Transactions was fair, from a financial point of view, to such holders of Shares (other than Excluded Shares and Appraisal Shares);

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Successful Negotiations with Parent. The enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Parent, including multiple increases in the Offer Price;

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Other Strategic Alternatives. The belief of the Company Board, after a thorough review of possible alternative strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

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Other Acquisition Proposals. The process conducted through March 2, 2021 by the Company, including, among other things, negotiations with Party A, as well as lack of interest expressed by other potentially interested buyers contacted by UBS in connection with the pre-signing market check process, all of which is discussed in further detail above in Item 4 under the heading “The Solicitation or Recommendation—Background of the Offer”, which the Company Board believed resulted in the highest price reasonably available to the Company’s stockholders, and the fact that the Company negotiated for, and secured, the right to actively solicit proposals during the “go-shop” period under the Merger Agreement;

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Right to Receive Higher Offers. The Company Board considered the Company’s rights under the Merger Agreement to solicit higher offers during the “go-shop” period and to consider and negotiate certain higher offers thereafter, including the right of the Company and its representatives to actively solicit, facilitate, and provide access to confidential information of the Company in connection with competing proposals during the 25-day “go-shop” period commencing on the date of the Merger Agreement, to continue such negotiations for an additional 10-day period with respect to a third party who has made a proposal that the Company Board determines is or could reasonably be expected to lead to a higher offer, and to terminate the Merger Agreement to enter into an agreement with respect to a superior proposal with any such bidder, subject to certain notice requirements and “matching” rights in favor of Parent and Parent’s right to receive payment of a termination fee in an amount equal to $54.5 million, representing approximately 1.58% of the equity value in the Transactions, which amount the Company Board believed to be reasonable and customary under the circumstances, taking into account the size of the Transactions and the range of such termination fees in similar transactions;

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Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals following the No-Shop Period Start Date, and that the provisions of the Merger Agreement permit the Company Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal, subject to the payment of a termination fee in an amount equal to $104 million, representing approximately 3.01% of the equity value in the Transactions, which amount the Company Board believes to be reasonable and customary under the circumstances and unlikely to serve as a meaningful deterrent to other acquisition proposals after the “go-shop” period;

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Tender Offer Structure; Timing of Completion. The anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL and the potential for closing in a relatively short timeframe could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption; and

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Appraisal Rights. That stockholders who do not believe that the Offer Price represents fair consideration for their shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL.

Considerations against and risks associated with the proposed Transactions:

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Opportunity Costs. The fact that the Company will no longer exist as an independent public company and the Company’s stockholders will forego any future increase in its value as an independent public company that might result from its possible growth due to operational improvements, strategic initiatives or otherwise;

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Potential Negative Impact on the Company’s Business. The possible negative effect of the Transactions and public announcement of the Transactions on the Company’s financial performance, and operating results and the Company’s relationships with suppliers, vendors, other business partners, management and employees;

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Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on the conduct of the Company’s business in the pre-closing period, which may adversely affect the Company’s business, including by delaying or preventing the Company from pursuing non-ordinary course opportunities that may arise or precluding actions that would be advisable if the Company were to remain an independent company;

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Termination Fee. The fact that, upon termination of the Merger Agreement under specified circumstances, the Company may be required to pay to Parent a termination fee in the amount of $54,000,000 or $104,000,000;

•	Litigation. The risk of litigation in connection with the Offer or the Merger;

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Transaction Expenses. The substantial transaction expenses to be incurred and the negative impact of such expenses on the Company’s cash reserves and operating results should the Transactions not be completed;

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Interests of Insiders. The interests that certain directors and executive officers of the Company may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally; and

•	Tax Treatment. The treatment of the Offer Price and the Merger Consideration in the Transactions as taxable to the holders of Shares for federal income tax purposes.

The Company Board believed that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks, and that the Merger Agreement was reasonably likely to represent the most attractive alternative for stockholders of the Company. In analyzing the Offer and the Merger, the Company Board and the Company’s management were assisted and advised by legal counsel and financial advisors.

The foregoing discussion of information and reasons considered by the Company Board is not intended to be exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Offer and the Merger, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determinations and recommendations. Moreover, each member of the Company Board applied his or her own personal business judgment to the process and may have given different weight to different reasons.

(c) Intent to Tender.

To the best of the Company’s knowledge, after reasonable inquiry, each executive officer and director of the Company who owns Shares presently intends to tender in the Offer all Shares that he or she owns of record or beneficially. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d) Opinion of the Financial Advisor to the Company Board

On March 2, 2021, at a meeting of the Company Board held to evaluate the Transactions, whereby each outstanding Share tendered in the Offer and each Share not tendered in the Offer (other than Excluded Shares and Appraisal Shares) (each as defined in the Merger Agreement) will be entitled to receive the Offer Price, UBS delivered to the Company Board, an oral opinion, which was subsequently confirmed by delivery of a written opinion dated March 2, 2021, to the effect that, as of that date and based upon and subject to the assumptions, limitations, qualifications, conditions and other matters set forth therein, the Offer Price to be received by holders of Shares (other than Excluded Shares and Appraisal Shares) in the Transactions was fair, from a financial point of view, to such holders of Shares (other than Excluded Shares and Appraisal Shares).

The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. The opinion is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. UBS’ opinion was provided for the benefit of the Company Board in connection with, and for the purpose of, its evaluation of the Merger Consideration in the Transaction and addresses only the fairness, from a financial point of view, of the Merger Consideration to holders of Shares (other than Excluded Shares and Appraisal Shares) in the Transactions. The opinion does not address the relative merits of the Transactions as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transactions. The opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in the Offer or as to how such stockholder should act with respect to the Transactions. Holders of Shares are encouraged to read UBS’ opinion carefully in its entirety. The following summary of UBS’ opinion should be read in conjunction with the full text of UBS’ opinion.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to the Company;

•

reviewed certain internal financial information and other data relating to the businesses and financial prospects of the Company that were not publicly available, including the Company Forecasts that the Company directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior management of the Company concerning the businesses and financial prospects of the Company;

•	performed a discounted cash flow analysis of the Company in which UBS analyzed the future cash flows of the Company using the Company Forecasts;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believes to be generally relevant;

•	compared the financial terms of the Transactions with the publicly available financial terms of certain other transactions UBS believes to be generally relevant;

•	reviewed current and historical market prices of the Shares;

•	reviewed a draft of the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

At the request of the Company Board, UBS contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date of its opinion.

In connection with its review, with the consent of the Company Board, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion, including the Company Forecasts. In addition, with the consent of the Company Board, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Purchaser, nor was it furnished with any such evaluation or appraisal. With respect to the Company Forecasts, UBS assumed, at the direction of the Company Board, that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

UBS’ opinion does not address the relative merits of the Transactions as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transactions. UBS’ opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in the Offer or as to how such stockholder should act with respect to the Transactions. At the direction of the Company Board, UBS has not been asked to, nor does UBS, offer any opinion as to the terms, other than the Merger Consideration to the extent expressly specified in its opinion, of the Merger Agreement or the form of the Transactions. In addition, UBS expresses no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Merger Consideration. In rendering its opinion, UBS assumed, with the consent of the Company Board, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Merger Agreement will comply with all material terms of the Merger Agreement, and (iii) the Transactions will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. UBS has also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on the Company, the Purchaser or the Transactions. Except as described above, there were no other instructions to, or limitations on, UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion.

In connection with rendering its opinion to the Company Board, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public company analysis and selected transactions analysis summarized below, no company or transaction used as a comparison was identical to the Company or the Transactions. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

UBS believes that its analysis and the summary below must be considered as a whole and that selecting portions of its analysis and factors or focusing on information presented in tabular format, without considering all analyses and factors or the full narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of the Company in the Company Forecasts that were provided by the Company’s management, and the estimates of the future financial performances reflecting such estimates, in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of the Company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold.

The Merger Consideration was determined through negotiation between the Company and the Purchaser and the decision by the Company Board to enter into the Merger Agreement was solely that of the Company Board. UBS’ opinion and financial analyses were only one of many factors considered by the Company Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Company Board with respect to the Transactions or the Merger Consideration.

The following is a summary of the material financial analyses performed by UBS and reviewed with the Company Board on March 2, 2021 in connection with UBS’ opinion relating to the Transactions. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses.

For purposes of its analyses, UBS reviewed a number of financial and operating metrics, including:

•

Enterprise Value, defined as equity value (calculated as the value of the applicable company’s outstanding equity securities based on the applicable company’s closing stock price as of a specified date), plus outstanding gross debt, less cash and cash equivalents (“net debt”), as of a specified date;

•	EBITDA is defined as net income before interest, taxes, depreciation and amortization;

•

Adjusted EBITDA includes adjustments to EBITDA for items such as losses on the early extinguishment of debt, consulting fees associated with strategic initiatives and future cost savings, severance, store pre-opening, store remodel, and store closing costs; and

•

Normalized EBITDA, defined as Adjusted EBITDA of the Company, adjusted for the Company’s fiscal year ending February 1, 2020 for 2019 and January 30, 2021 for 2020 (“2020A”) and estimated fiscal years ending 2021 (“2021E”) and 2022 (“2022E”) (in each case, based on a fiscal year ending on the Saturday closest to January 31 of the following year), further adjusted for certain marketing expense (applicable only to 2021E) and COVID-19 impact (applicable only to 2020A)

Unless the context indicates otherwise, (1) Enterprise Values derived from the selected companies analysis described below were calculated using the closing price of the common stock of the selected publicly traded companies in the U.S.-listed specialty retail industry listed below as of February 26, 2021, (2) transaction values for the target companies derived from the selected transactions analysis described below were calculated based on implied Enterprise Values as of the public announcement date of the relevant transaction, assuming equity values equal to the estimated purchase prices paid for the common equity of the target companies in the selected transactions, or the estimated purchase prices paid for the target business units, as applicable, (3) net debt for the Company was based on estimated cash of approximately $915 million and approximately $2,552 million of debt, each as of April 30, 2021, was calculated including cash grants for fiscal year 2020, and served as an indicative estimate for the period as of January 30, 2021. Accordingly, this information may not reflect current or future market conditions.

In addition, unless otherwise indicated, (1) per share amounts for the Company Common Stock were calculated on a fully diluted basis, using the treasury stock method, based on shares, options, Company RSUs, Company PSUs and Company MSUs outstanding as of February 5, 2021, as provided by the management of the Company and (2) Enterprise Value for the Company was calculated using estimated cash of approximately $915 million and approximately $2,552 million of debt, each as of April 30, 2021.

Selected Public Company Analysis. UBS compared selected multiples related to Enterprise Value for the Company on a standalone basis, and for the Transactions, to the corresponding multiples for the selected comparable publicly traded companies with market capitalization above $750 million and below $10 billion within the U.S.-listed specialty retail industry (excluding DIY, Auto-parts Retail, Consumer Electronics and Dollar Stores, which UBS in its professional judgment believed to be less comparable to the Company) identified below. These companies were selected because their equity is publicly traded in the United States and they are focused on the specialty retail industries (excluding DIY, Auto-parts Retail, Consumer Electronics and Dollar Stores, which UBS in its professional judgment believed to be less comparable to the Company).

Unless otherwise indicated, for each of the companies selected by UBS, UBS reviewed, among other things multiples of Enterprise Values to 2021E EBITDA (“TEV/2021E EBITDA”) and 2022E EBITDA (“TEV/2022E EBITDA”). Estimated financial data for the selected companies were based on publicly available research analysts’ consensus estimates, public filings and other publicly available information. Other estimated financial data for the Company was based on the Company’s Forecasts and estimates referred to above for the Company, prepared by Company management.

The list of selected companies and related, mean, median and multiples for such selected companies and for the Company (based upon both research consensus and management estimates) are as follows:

Selected Companies	TEV/2021E EBITDA (x)	TEV/2022E EBITDA (x)
Party City Holdco Inc.	9.9x	8.2x
The Container Store Group Inc.	8.0x	8.2x
La-Z-Boy Incorporated	7.9x	7.2x
Dick’s Sporting Goods Inc.	6.6x	6.4x
Academy Sports & Outdoors Inc.	6.5x	6.0x
Sally Beauty Holdings, Inc.	6.4x	6.2x
Foot Locker, Inc.	4.2x	4.0x
The ODP Corporation	4.2x	N/A
Mean	6.7x	6.6x
Median	6.6x	6.4x

Based on the foregoing and using its professional judgment, UBS selected reference range multiples of (1) 6.0x to 7.5x 2021E Normalized EBITDA and (2) 5.75x to 7.25x 2022E Normalized EBITDA. UBS then applied such multiple ranges to corresponding 2021E and 2022E Normalized EBITDA of the Company of $713 million and $748 million, respectively, as set forth in the Company Forecasts, as provided by management of the Company. UBS then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference ranges for the Company Common Stock, as compared to the Merger Consideration.

Reference Range Multiples:

EV/ 2021E Normalized EBITDA	EV/ 2022E Normalized EBITDA
6.0x to 7.5x	5.75x to 7.25x

Implied Per Share Reference Ranges Based On:

EV/ 2021E Normalized EBITDA	EV/ 2022E Normalized EBITDA	Merger Consideration
17.64 - 24.70	17.78 - 25.18	$22.00

Selected Transactions Analysis. UBS reviewed the purchase prices paid in the six (6) transactions set forth below, which involved selected targets in the specialty retail industry (excluding DIY, Auto-parts Retail, Consumer Electronics and Dollar Stores, which UBS in its professional judgment believed to be less comparable to the Company) that were announced after January 1, 2017, and involved a US target company or business that had implied transaction values between $100 million and $10 billion. UBS calculated and compared the implied transaction value (“TV”) for each target company, based on the implied purchase price paid for the common equity of the target company (or the implied purchase price paid for the business unit, as applicable), as a multiple of the target company’s (1) EBITDA for the last twelve month period for which financial information was publicly available (“LTM”) immediately preceding the announcement of the relevant transaction.

The list of selected transactions and related mean and median multiples for such selected transactions as compared to the Company’s Enterprise Value as a multiple of the Company’s LTM EBITDA (based upon, in the case of the Company, 2020A) are as follows:

Announcement Date	Acquiror	Target	Transaction Value (“TV”) ($mm)	TV/LTM EBITDA
12/20	Great American Outdoors Group, LLC	Sportsman’s Warehouse Holdings Inc.	788	6.0x

08/20	Dufry AG	Hudson Ltd.	1,129	5.7x

06/20	Harbin Pharmaceutical Group Co Ltd	GNC Holdings, Inc.	780	6.9x

08/19	Franchise Group Inc	Vitamin Shoppe Inc.	206	3.7x

06/19	Elliott Management Advisors L.P.	Barnes & Noble Education, Inc.	603	5.7x

06/17	Sycamore Partners	Staples Inc.	6,700	5.0x

Mean	5.5x
Median	5.7x

Based on the foregoing and using its professional judgment, UBS selected reference range multiples of 5.0x to 7.0x TV/LTM Normalized EBITDA. UBS then applied such multiple ranges to corresponding financial data for the Company (based on 2020A results provided by management of the Company of $750 million). UBS then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference ranges for the Company Common Stock, as compared to the Merger Consideration:

Reference Range Multiples:

TV/ LTM EBITDA
5.0x – 7.0x

Implied Per Share Reference Ranges Based On:

TV/ LTM EBITDA	Merger Consideration
14.15-24.08	$22.00

Discounted Cash Flow Analysis. UBS performed a discounted cash flow analysis of the Company on a standalone basis using the Company Forecasts, which the Company Board directed UBS to utilize for purposes of its analysis, as provided to UBS by management as of January 18, 2021. UBS calculated a range of implied present values of the standalone after-tax unlevered free cash flows that the Company was forecasted to generate from April 30, 2021 for 2021E through 2025E, as set forth in the Company Forecasts, using discount rates ranging between 9% and 11% based on the Company’s estimated weighted average cost of capital (“WACC”) using the capital asset pricing model, together with a size premium. UBS also calculated estimated terminal values for the Company as of the 2025 fiscal year ending on the Saturday closest to January 31 of the following year, based on the estimated standalone Adjusted EBITDA, as adjusted to reflect the Company’s estimated normalized capital expenditures, as set forth in the Company Forecasts, using terminal multiples of 6.0x to 7.5x. The estimated terminal value and the projected cash flows were then discounted to present value as of April 30, 2021 using discount rates ranging between 9% and 11% based on the Company’s estimated WACC. The equity value was then discounted to present value as of January 30, 2021. UBS then derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt and diluted share information described above. This analysis resulted in the following implied per share reference range for the Company Common Stock as compared to the Merger Consideration:

Implied Per Share Reference Range	Merger Consideration
19.13-26.53	$22.00

Other Information. UBS also noted for the Company Board certain additional factors that were not relied upon in rendering its opinion, but were provided for informational purposes, including the following review:

•

the historical closing trading prices for the Shares during the 52-week period ended February 26, 2021, which reflected low and high stock prices during such period ranging from $1.46 to $17.47 per share, as compared to the closing price of the Shares on February 26, 2021, the last trading day prior to market rumors of a potential transaction involving the Company, of $15.00 per share and the Merger Consideration of $22.00 per share;

•

one-year forward stock price targets for the Shares in recently published, publicly available research analysts’ reports, which indicated low and high stock price targets discounted by one year ranging from $11.71 to $22.52 per share, as compared to the Merger Consideration of $22.00 per share; and

•

a comparison of precedent 1-Day premia paid for acquisitions of US public targets with implied enterprise value of $3 billion - $7 billion of 25% - 35%, which resulted in a reference range of implied equity value per Share of approximately $18.75 to $20.25, as compared to the Merger Consideration of $22.00 per share.

Miscellaneous.

Under the terms of UBS’ engagement by the Company Board, the Company has agreed to pay UBS for its financial advisory services in connection with the proposed transaction an aggregate fee currently estimated to be approximately $20 million, $1.5 million of which became payable upon delivery of UBS’ opinion and remainder of which is contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of UBS’ expenses arising, and indemnify UBS against certain liabilities that may arise, out of UBS’ engagement. UBS and its subsidiaries, branches and affiliates provide a wide range of investment banking, commercial banking and other financial services (including wealth, asset and investment management, corporate finance, municipal lending solutions, and securities issuing, trading and research).

In the ordinary course of business, UBS and / or its affiliates have provided investment banking services unrelated to the Transactions to the Company and its affiliates, Bain Capital Integral Investors 2006, LLC and BCIP TCV, LLC (together, “Bain Capital”), the Purchaser and its affiliates and received compensation for such services. In particular, since February 1, 2019, UBS has acted with respect to the Company as (i) co-manager in connection with an offering of debt securities by the Company, (ii) joint bookrunner in connection with an offering of debt securities by the Company and (iii) agent in connection with the repurchase of equity securities by the Company, with aggregate fees currently estimated to be approximately $1.3 million and separately provided investment banking services to Bain Capital, its affiliates and other portfolio companies with aggregate fees currently estimated to be approximately $22.2 million. Further, since February 1, 2019, UBS has provided investment banking services to the Purchaser and/or its affiliates (including portfolio companies) unrelated to the Transactions with aggregate fees currently estimated to be approximately $17.6 million. In addition, in the ordinary course of business, UBS, its affiliates and its and their respective employees may currently own or trade loans, debt and/or equity securities of the Company and its affiliates (including Bain Capital), and/or the Purchaser and its affiliates for its own account or for the accounts of customers, and may at any time hold a long or short position in such securities.

The Company Board selected UBS as a financial advisor in connection with the Transactions because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and the consumer and retail industry. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

The Company retained UBS to act as its financial advisor in connection with the Transactions and, in connection with such engagements, UBS provided its opinion described in “Item 4. The Solicitation or Recommendation— Opinion of the Financial Advisor to the Company Board,” which is filed as Annex A to this Schedule 14D-9 and incorporated herein by reference. The Company Board selected UBS as a financial advisor in connection with the Transactions because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and the consumer and retail industry. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

In connection with UBS’ services as the Company’s financial advisor, the Company has agreed to pay UBS $1.5 million upon the delivery of UBS’ opinion. Additional compensation of approximately $20 million will be payable on consummation of the Merger against which the amount paid for the opinion will be credited. In addition, the Company has agreed to reimburse UBS, from time to time upon request, for all reasonable, documented and itemized out-of-pocket expenses incurred in performing its services, including reasonable fees and expenses of UBS legal counsel, provided that the aggregate amount does not exceed $50,000 without the consent of the Company.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

Other than as set forth below and in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions in the Shares have been effected during the past 60 days by the Company, or, to the best of the Company’s knowledge, by any of the Company’s directors, executive officers or affiliates or subsidiaries of the Company.

Date of Transaction	Identity of Person	Number of Securities	Price per Share (if applicable)	Nature of Transaction(1)(2)
1/29/2021	Mark S. Cosby	4,166	N/A	Restriction lapse of Company Restricted Shares
1/29/2021	Mark S. Cosby	6,914	N/A	Restriction lapse of Company Restricted Shares
1/31/2021	Mark S. Cosby	5,073	N/A	Vesting of Company RSUs
1/31/2021	Mark S. Cosby	9,375	N/A	Vesting of Company RSUs
1/31/2021	Mark S. Cosby	7,834	$15.50	Shares withheld to satisfy tax withholding requirements
2/8/2021	Brynn Evanson	27,464	N/A	Company RSU grant
2/28/2021	Mark S. Cosby	2,368	N/A	Restriction lapse of Company Restricted Shares
3/1/2021	Mark S. Cosby	696	$16.85	Shares withheld to satisfy tax withholding requirements
3/5/2021	Mark S. Cosby	5,280	N/A	Company RSU grant
3/5/2021	Monte E. Ford	5,280	N/A	Company RSU grant
3/5/2021	Karen Kaplan	5,280	N/A	Company RSU grant
3/5/2021	Matthew S. Levin	5,280	N/A	Company RSU grant
3/5/2021	John J. Mahoney	5,280	N/A	Company RSU grant
3/5/2021	James A. Quella	5,280	N/A	Company RSU grant
3/5/2021	Beryl B. Raff	5,280	N/A	Company RSU grant
3/5/2021	James E. Sullivan	6,152	N/A	Company RSU grant
3/5/2021	James E. Sullivan	8,390	N/A	Company MSU grant
3/5/2021	Joe Venezia	10,101	N/A	Company RSU grant
3/5/2021	Joe Venezia	13,774	N/A	Company MSU grant
3/5/2021	Brynn Evanson	10,101	N/A	Company RSU grant
3/5/2021	Brynn Evanson	13,774	N/A	Company MSU grant

Date of Transaction	Identity of Person	Number of Securities	Price per Share (if applicable)	Nature of Transaction(1)(2)
3/5/2021	Heather Bennett	10,101	N/A	Company RSU grant
3/5/2021	Heather Bennett	13,774	N/A	Company MSU grant
3/5/2021	Hsiao Wang	10,101	N/A	Company RSU grant
3/5/2021	Hsiao Wang	13,774	N/A	Company MSU grant
3/5/2021	Tim Cheatham	10,101	N/A	Company RSU grant
3/5/2021	Tim Cheatham	13,774	N/A	Company MSU grant
3/5/2021	Ashley Buchanan	93,208	N/A	Company RSU grant
3/5/2021	Ashley Buchanan	280,014	N/A	Company MSU grant
3/5/2021	Michael Diamond	11,938	N/A	Company RSU grant
3/5/2021	Michael Diamond	16,278	N/A	Company MSU grant
3/5/2021	J. Robert Koch	10,101	N/A	Company RSU grant
3/5/2021	J. Robert Koch	13,774	N/A	Company MSU grant
3/9/2021	James E. Sullivan	14,600	$16.03	Exercise of Company Stock Options
3/9/2021	James E. Sullivan	14,600	$21.93	Sale of shares acquired through exercise of Company Stock Options
3/9/2021	James E. Sullivan	8,795	$15.16	Exercise of Company Stock Options
3/9/2021	James E. Sullivan	8,795	$21.93	Sale of shares acquired through exercise of Company Stock Options
3/9/2021	James E. Sullivan	6,374	$19.71	Exercise of Company Stock Options
3/9/2021	James E. Sullivan	6,374	$21.93	Sale of shares acquired through exercise of Company Stock Options
3/9/2021	James E. Sullivan	8,250	$11.42	Exercise of Company Stock Options
3/9/2021	James E. Sullivan	8,250	$21.93	Sale of shares acquired through exercise of Company Stock Options
3/10/2021	J. Robert Koch	11,507	N/A	Vesting of Company PSUs
3/10/2021	J. Robert Koch	2,908	$21.93	Shares withheld to satisfy tax withholding requirements
3/10/2021	James E. Sullivan	5,754	N/A	Vesting of Company PSUs
3/10/2021	James E. Sullivan	1,402	$21.93	Shares withheld to satisfy tax withholding requirements

(1)	Each Company Restricted Share and Company RSU represents a contingent right to receive one Share without the payment of additional consideration.
(2)

The Company MSUs represent a contingent right to receive, upon vesting, a varying number of Shares based on the achievement certain pre-determined thresholds related to changes in the Company’s Share price on Nasdaq over the three-year performance period and, upon vesting, will convert into between 0% and 150% of the target number of Shares presented in the “Number of Securities” column.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Shares by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (b) there are no transactions, resolutions of the Company Board or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8. Additional Information.

(a) Golden Parachute Compensation.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers (“NEOs”), who consist of Messrs. Buchanan, Cosby,

Rubin, Diamond, Jwala, Koch, and Pappas, and Ms. Paulonis that is based on or otherwise relates to the Offer, assuming that the Offer and the Merger were consummated on March 11, 2021 and that Messrs. Diamond and Koch experienced a qualifying termination and Mr. Buchanan experienced a qualifying termination or resigned for good reason on the same day. The amounts reported below are estimates based on multiple assumptions that may or may not actually occur. As a result, the golden parachute compensation, if any, to be received by the NEOs may materially differ from the amounts set forth below. The calculation in the table below does not include amounts under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of the NEOs and that are available generally to all of our salaried employees.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
Ashley Buchanan	2,685,573	23,655,609	16,500	1,762,278	28,119,960
Mark Cosby	33,137	12,928,602	0	0	12,961,739
Chuck Rubin	0	0	0	0	0
Michael Diamond	729,710	2,059,143	16,500	0	2,805,353
Denise Paulonis	0	0	0	0	0
Vidya Jwala	0	0	0	0	0
J. Robert Koch	790,333	5,096,439	16,500	440,000	6,343,272
Philo Pappas	0	424,569	0	0	424,569

(1)

The amounts reported in this column represent: (i) the cash severance amounts payable to Mr. Buchanan under the Buchanan Employment Letter and to Messrs. Diamond and Koch, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers Upon Termination Following a Change in Control,” in the event the NEO’s employment were terminated by the Company without cause or, in the case of Mr. Buchanan, his resignation for good reason, as of March 11, 2021. These severance amounts are single-trigger in that they would become payable upon the NEO’s qualifying termination, whether or not the Merger occurs. Cash severance is comprised of (a) in the case of Mr. Buchanan, 24 months’ continued base salary ($2,404,000), a pro-rated annual bonus for the year of termination ($250,417), and cash payments for up to 18 months to subsidize his COBRA costs ($31,156), (b) in the case of Mr. Cosby, cash payments for up to 18 months to subsidize his COBRA costs ($33,137), (c) in the case of Mr. Diamond, 12 months’ continued base salary ($635,000), a pro-rated annual bonus for the year of termination (assuming payout at target, $74,083), and cash payments during his severance period to subsidize his COBRA costs ($20,615), and (d) in the case of Mr. Koch, 18 months’ continued base salary ($708,041), a pro-rated annual bonus for the year of termination (assuming payout at target, $51,136), and cash payments during his severance period to subsidize his COBRA costs ($31,127). Mr. Rubin, Ms. Paulonis, and Mr. Pappas’ employment with the Company has already terminated, and they are ineligible for severance. Mr. Jwala’s employment with the Company has also terminated, and he is currently receiving severance.

(2)

The amounts reported in this column include the aggregate dollar value of the cash payments that each NEO will receive in exchange for cancellation of his or her Company Stock Options, Company Restricted Shares, Company RSUs, Company PSUs, and Company MSUs as of March 11, 2021, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Treatment of Shares, Stock Options, Restricted Shares, Restricted Stock Units, Performance Stock Units, and Market Stock Units in Connection with the Offer and Merger.” These amounts are “single-trigger” payments. For more information, see the table below.

Name	Value of Company Stock Options ($)	Value of Company Restricted Shares ($)	Value of Company RSUs ($)	Value of Company PSUs ($)	Value of Company MSUs ($)
Ashley Buchanan	6,637,500	0	10,795,576	0	6,222,533
Mark Cosby	10,431,800	395,824	2,100,978	0	0
Chuck Rubin	0	0	0	0	0
Michael Diamond	0	0	1,697,410	0	361,733
Denise Paulonis	0	0	0	0	0
Vidya Jwala	0	0	0	0	0
J. Robert Koch	1,192,030	0	2,965,402	632,918	306,089
Philo Pappas	424,569	0	0	0	424,569

(3)

The amounts reported in this column represent amounts equal to the value of outplacement services that would be provided to each of Messrs. Buchanan, Diamond, and Koch upon a qualifying termination, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Payments to Executive Officers Upon Termination Following a Change in Control.”

(4)

The amounts reported in this column represent (i) for Mr. Buchanan, the portion of his signing bonus that will no longer be subject to clawback, and an estimated amount of the legal and compensation consultant fee reimbursement to which he is entitled, as each is described above under “Item 3. Past Contacts, Transactions, Negotiations and Arrangements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Other Payments to Executive Officers and Directors in Connection with the Merger—Buchanan Side Letter” and (ii) for Mr. Koch, the cash payment he will receive in respect of the acceleration and cash-out of his outstanding Company LTI Award, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Arrangements—Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Other Payments to Executive Officers and Directors in Connection with the Merger—Treatment of Long-Term Cash Incentive Awards.”

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who comply with the applicable procedures under Section 262 of the DGCL (and who do not waive or otherwise lose their appraisal rights) will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL. Shares tendered pursuant to the Offer and not validly withdrawn prior to the closing of the Offer will not be entitled to appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the Merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer (or if tendered, validly withdrew such shares prior to the closing of the Offer), (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL require strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of: (1) the consummation of the Offer and (2) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing was on or about March 16, 2021), demand in writing from the Company (as the Surviving Corporation) at the address indicated below the appraisal of such stockholder’s Shares. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights);

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

•

any stockholder of the Company or beneficial owner of Shares who has otherwise perfected its appraisal rights, or the Surviving Corporation, must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the effective date of the Merger.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the effective date of the Merger, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

The Michaels Companies, Inc.

Attention: Tim Cheatham, Executive Vice President—General Counsel & Secretary

3939 West John Carpenter Freeway

Irving, Texas 75063

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as The Depository Trust Company, a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under

Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the Merger, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d of the DGCL)) that were the subject of, and were not tendered into, and were accepted for purchase and exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Parent and Purchaser have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of value greater than, less than or the same as the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a share of Company common stock is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the effective date of the Merger, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the effective date of the Merger.

At any time within 60 days after the effective date of the Merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective date of the Merger, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the effective date of the Merger will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The exercise of appraisal rights requires compliance with to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

(c) Anti-Takeover Statute.

The Company elected in its Charter not to be subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporations’ voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, the Company is not subject to any anti-takeover effects of Section 203. However, the Company’s Charter contains provisions that have the same effect as Section 203, except that they provide that investment funds affiliated with Bain Capital Partners, LLC and The Blackstone Group L.P., which previously held a significant interest in the Company, and their respective successors and affiliates will not be deemed to be “interested stockholders,” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Transactions, the Company Board will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement.

(d) Regulatory Approvals.

United States Antitrust Compliance

Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”), and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period (which may be extended as described below) which begins when Purchaser files a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Purchaser and Michaels filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on March 9, 2021, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on March 24, 2021, unless earlier terminated by the FTC and the Antitrust Division, or if Purchaser withdraws its HSR filing under 16 C.F.R. §803.12 or if Purchaser or Michaels receives a formal request for additional information or documentary material prior to that time (referred to as a “Second Request”). If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to 10 calendar days following the date of Purchaser’s or Michaels’ (as applicable) substantial compliance with the Second Request. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, absent Purchaser’s and Michaels’ agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger and if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

At any time before or after Purchaser’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC, or any foreign antitrust or competition authority could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Michaels or its subsidiaries or Purchaser or its subsidiaries or require Michaels or its subsidiaries or Purchaser or its subsidiaries to license, or hold separate, assets or terminate existing relationships and contractual rights. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result of such challenge will be.

Canada Antitrust Compliance

Part IX of the Competition Act (Canada) and the regulations promulgated thereunder, as amended, require that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition (“Commissioner”) where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner (a “Notification”) and the applicable waiting period has expired, or been waived or terminated by the Commissioner. The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective prescribed information. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties that additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction is required (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner issues an advance ruling certificate (an “ARC”) or a waiver of the requirement to submit Notifications under paragraph 113(c) of the Competition Act.

Alternatively, or in addition to filing a Notification, the parties to a Notifiable Transaction may apply to the Commissioner under subsection 102(1) of the Competition Act for an ARC confirming that the Commissioner is satisfied that he does not have sufficient grounds on which to apply to the Competition Tribunal for an order under section 92 of the Competition Act to prohibit the completion of the transaction or, as an alternative to an ARC, for a waiver under paragraph 113(c) of the Competition Act and No Action Letter. Upon the issuance of an ARC, or, alternatively, a No Action Letter together with an appropriate waiver of the requirement to file a Notification, the parties to a Notifiable Transaction are legally entitled to complete their transaction.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that, subject to certain exceptions, the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. There can be no assurance that a challenge to the Offer and the Merger under the Competition Act will not be made or, if such challenge is made, what the result of such challenge will be.

Purchaser’s acquisition of Shares in the Offer and the Merger is a Notifiable Transaction. It is a condition to closing that either (i) the Commissioner have issued an ARC or (ii) the waiting period(s) described above shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and in either case the Commissioner shall have issued a No Action Letter (“Competition Act Approval”). Purchaser and Michaels filed a request to the Commissioner for an ARC or, in the alternative, a No Action Letter and waiver under paragraph 113(c) of the Competition Act in connection with the purchase of Shares in the Offer and the Merger on March 9, 2021. On March 15, 2021, the Commissioner issued an ARC under subsection 102(1) of the Competition Act that the Commissioner is satisfied that there would not be sufficient grounds on which to apply to the Competition Tribunal under section 92 of the Competition Act, thereby satisfying the requirement to obtain Competition Act Approval.

(e) Merger without a Vote.

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Parent and the Company intend to effect the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

(f) Certain Company Management Forecasts.

Certain Unaudited Prospective Financial Information

Michaels does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future revenues, earnings or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates, though Michaels has in the past provided investors with financial guidance that covered areas such as net sales, comparable store sales, adjusted operating income, interest expense, effective tax rate, adjusted diluted earnings per share and capital expenditures, among other items, which it may update from time to time during the relevant year. Due to the uncertainty and impact of the COVID-19 pandemic on Michaels’ financial performance and operational results, Michaels provided quarterly, as opposed to annual, guidance in March 2020 for the first quarter of fiscal 2020 and did not provide further guidance for the remainder of the year.

However, in connection with the Company Board’s evaluation of the Transactions and other potential strategic alternatives, and at the direction of the Company Board, Company management prepared certain unaudited prospective financial information for fiscal years 2021 through 2025, or the “Company Forecasts.” Michaels management provided the Company Forecasts to the Company Board to assist the Company Board in its evaluation of potential strategic alternatives, including Parent’s acquisition proposal, and to UBS in connection with the rendering of its opinion to the Company Board and in performing its related financial analyses, as described above under the heading “—Opinion of the Financial Advisor to the Company Board.” Neither the Company nor UBS provided the Company Forecasts, other than portions of the Company Forecasts for fiscal year 2021, to Parent, Purchaser and Apollo Management IX or Party A in connection with its evaluation of the Transactions.

The Company Forecasts are based on numerous estimates and assumptions, including assumptions regarding total sales growth, ecommerce sales penetration and related expense and margin impacts. The Company Forecasts take into account, in respect of expected sales growth and expenses, the COVID-19 pandemic-adjusted sales and expense base for fiscal year 2021 and growth thereafter driven from key initiatives, including the Maker ecosystem (Marketplace, MakerPlace), supply chain optimization, store simplification, enhanced customer relationship management and loyalty programs, technology transformation and pricing and promo optimization. The underlying assumptions used in the Company Forecasts are generally based on information and factors known to the Company management when the Company Forecasts were prepared.

Michaels used certain financial measures in the Company Forecasts that are not in accordance with generally accepted accounting principles (“GAAP”) as supplemental measures to evaluate projected operational performance. Although Michaels believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, may not be directly comparable to similarly titled measures of Michaels’ competitors or other companies due to differences in the exact method of calculation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

The following is a summary of the Company Forecasts (based on a fiscal year ending on the Saturday closest to January 31 of the following year):

(Dollars in Millions)	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E
Revenue	$5,217	$5,366	$5,513	$5,661	$5,799
Reported EBITDA (non-GAAP)(1)	$667	$730	$756	$780	$798
Adjusted EBITDA (non-GAAP)(1)(2)	$693	$748	$774	$798	$816
Normalized EBITDA (1)(2)(3)	$713	$748
Selected Cash Flow Items
Depreciation & Amortization	$(132)	$(146)	$(146)	$(146)	$(146)
Operating Income	$535	$584	$610	$634	$652
Capital Expenditures	$225	$200	$150	$125	$125
(Increase) Decrease in Working Capital	$(336)	$12	$10	$10	$10
Unlevered Free Cash Flow (non-GAAP)(4)(5)		$404	$473	$517	$530

(1)	EBITDA is defined as net income before interest, taxes, depreciation and amortization.
(2)

Adjusted EBITDA includes adjustments to EBITDA for items such as losses on the early extinguishment of debt, consulting fees associated with strategic initiatives and future cost savings, severance, store pre-opening, store remodel, and store closing costs.

(3)	Adjusted EBITDA, as further adjusted for certain marketing expenses of approximately $20 million in FY 2021E.
(4)

Unlevered free cash flow is calculated as Reported EBITDA less depreciation & amortization, tax effected assuming a tax rate of 23.5%, plus depreciation & amortization, less capital expenditures and plus (less) decreases (increases) in working capital. Although unlevered free cash flow was not separately listed as a discrete line item in the Company Forecasts or provided to Parent, it was calculated by UBS using inputs provided in the Company Forecasts and used by UBS in connection with the rendering of its opinion to the Company Board and in performing its related financial analyses, as described above under the heading “—Opinion of the Financial Advisor to the Company Board,” and is being provided in this Schedule 14D-9 for informational purposes.

(5)

UBS calculated estimated unlevered free cash flow for the second through fourth quarters of fiscal 2021 as $229. It did not calculate estimated full-year fiscal 2021 unlevered free cash flow as part of its discounted cash flow analysis.

Important Information Concerning the Company Forecasts

The summary of the Company Forecasts is included in this Schedule 14D-9 solely to give Michaels’ stockholders access to certain financial forecasts that were made available to the Company Board and UBS and is not being included in this Schedule 14D-9 to influence any Michaels stockholder’s decision whether to tender its Shares in the Offer or for any other purpose. The inclusion of the forecasts in this Schedule 14D-9 does not constitute an admission or representation by Michaels that the information is material. The forecasts are forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9.

Except as described above, the Company Forecasts were generated by Michaels solely for internal use by Michaels, the Company Board and its financial advisor. The forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP. The non-GAAP financial measures used in the forecasts were relied upon by UBS for purposes of its financial analyses and opinion and by the Company Board in connection with its consideration of the Transactions. Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require, among other information, a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by UBS for purposes of its financial analyses and opinion or by the Company Board in connection with its consideration of the merger.

No independent registered public accounting firm provided any assistance in preparing the forecasts. Accordingly, no independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the forecasts or expressed any opinion or given any other form of assurance with respect thereto, and they assume no responsibility for the information contained in the forecasts.

By including the forecasts in this Schedule 14D-9, neither Michaels nor any of its affiliates or representatives nor any other person or entity has made or makes any representation or warranty to any security holder regarding the information included in the forecasts or the ultimate performance of Michaels the Surviving Corporation or any of their affiliates compared to the information contained in the forecasts.

The assumptions and estimates underlying the forecasts, all of which are difficult to predict and many of which are beyond the control of Michaels, may not be realized. Although summaries of the Company Forecasts are presented with numerical specificity, the forecasts reflect numerous assumptions and estimates as to future events made by Michaels management, which it believes were reasonable at the time the Company Forecasts were prepared, taking into account the relevant information available to management at such time. However, this information is not fact and should not be relied upon as being necessarily predictive of actual future results. Important factors may affect actual results and cause the forecasts not to be achieved. These factors include general economic conditions, including in light of the COVID-19 pandemic, accuracy of certain accounting assumptions, timing of business investments by the Company, changes in actual or projected cash flows, competitive pressures, changes in tax or other laws or regulations, and the other factors described in the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. There can be no assurance that the forecasted results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the forecasts, whether or not the Transactions are completed. Neither Michaels nor any of its affiliates or representatives nor any other person or entity assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Since the forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the forecasts not being achieved include, but are not limited to, the risk factors described in the Michaels’ SEC filings, including Michaels’ Annual Report on Form 10-K for the fiscal year ended January 30, 2021, filed with the SEC on March 9, 2021, as updated and supplemented by subsequent SEC filings, all of which are filed with the SEC and incorporated by reference into this Schedule 14D-9, as well as the section entitled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. The Company Forecasts also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the forecasts is not factual and should not be relied upon as being necessarily indicative of actual future results. The forecasts may also differ from published analyst estimates or forecasts. The Company Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in Michaels’ public filings with the SEC.

The forecasts were developed for Michaels on a standalone basis without giving effect to the Transactions, and therefore the forecasts do not give effect to the Transactions or any changes to Michaels’ or Parent’s operations or strategy that may be implemented after the consummation of the Transactions, including without limitation any costs incurred in connection with Transactions. Furthermore, the Company Forecasts do not take into account the effect of any failure of the Transactions to be completed and should not be viewed as accurate or continuing in that context.

The forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared.

EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, MICHAELS DOES NOT INTEND TO UPDATE, AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE

REVISE, THE ABOVE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.

In light of the foregoing factors and the uncertainties inherent in the forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the forecasts.

(g) Annual Report.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K for the year ended January 30, 2021, which has been filed with the SEC.

(h) Cautionary Note Regarding Forward-Looking Statements.

This Schedule 14D-9 includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed Transaction and the expected timing of completion of the proposed Transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the timing and expected financing of the tender offer and the Merger; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, including the failure to receive required regulatory approvals from any applicable governmental entities, may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and other risks and uncertainties including those identified under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K filed with the SEC on March 9, 2021 and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements.

Any forward-looking statement made by the Company in this document speaks only as of the date hereof. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Item 9. Exhibits.

The following Exhibits are filed with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 16, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO of Magic MergeCo, Inc. filed by Magic AcquireCo, Inc. and Magic MergeCo., Inc. with the Securities and Exchange Commission on March 16, 2021 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement published as published in the Wall Street Journal on March 16, 2021 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Joint Press Release, dated March 2, 2021 (incorporated by reference to Exhibit 99.2 on the Current Report on Form 8-K, File No. 001-36501, filed on March 3, 2021).

(a)(5)(B)	Fairness Opinion, dated March 2, 2021, of UBS Securities LLC (attached to this Schedule 14D-9 as Annex A).

(a)(5)(C)	Email to the Company’s Employees from Ashley Buchanan, Chief Executive Officer of the Company, dated March 3, 2021 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 3, 2021).

(a)(5)(D)	Form of Email to Vendors/Lenders/Suppliers of the Company, dated March 3, 2021 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 3, 2021).

(a)(5)(E)	Executive Talking Points, dated March 3, 2021 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 3, 2021).

(a)(5)(F)	Internal Company FAQ, dated March 3, 2021 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 2, 2021).

(e)(1)	Agreement and Plan of Merger, dated as of March 2, 2021, among The Michaels Companies, Inc., Magic AcquireCo, Inc. and Magic MergeCo, Inc. (incorporated by reference to Exhibit 2.1 on the Company’s Current Report on Form 8-K filed by the Company on March 3, 2021, SEC File No. 001-36501).

(e)(2)	Confidentiality Agreement, dated as of January 20, 2021, by and between the Company and Purchaser (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Second Amended and Restated Certificate of Incorporation of The Michaels Companies, Inc. (incorporated by reference to Exhibit 3.2 to Form S-1 filed by the Company on June 9, 2014, SEC File No. 333-193000).

(e)(4)	Amended and Restated Bylaws of The Michaels Companies, Inc. (incorporated by reference to Exhibit 3.4 to Form S-1 filed by the Company on June 2, 2014, SEC File No. 333-193000).

(e)(5)	Third Amended and Restated Credit Agreement, dated as of May 27, 2016, by and among Michaels Stores, Inc., the other borrowers party thereto, the facility guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, collateral agent, issuing bank and swingline lender, the other lenders party thereto and the other agents named therein (previously filed as Exhibit 10.1 to Form 8-K filed by the Company on May 27, 2016, SEC File No. 001-36501).

Exhibit No.	Description

(e)(6)	First Amendment to Third Amended and Restated Credit Agreement, dated as of August 30, 2019, by and among Michaels Stores, Inc., Michaels Funding, Inc., various subsidiaries of Michaels Stores, Inc., Wells Fargo Bank, National Association, as administrative agent and collateral agent, the lenders party thereto and the other agents named therein (previously filed as Exhibit 10.1 to Form 8-K filed by the Company on September 4, 2019, SEC File No. 001-36501).

(e)(7)	Amended and Restated Credit Agreement, dated as of January 28, 2013, by and among Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent, and Barclays Bank, PLC, Credit Suisse Securities (USA), LLC, Goldman Sachs Bank USA, J.P. Morgan Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as co-documentation agents, and Deutsche Bank Securities Inc., Barclays Bank PLC, Credit Suisse Securities (USA), LLC, Goldman Sachs Bank USA, J.P. Morgan Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as co-lead arrangers and joint bookrunners (previously filed as Exhibit 10.1 to Form 8-K filed by Michaels Stores, Inc. on February 1, 2013, SEC File No. 001-09338).

(e)(8)	Exhibits and Schedules to Amended and Restated Credit Agreement, dated as of January 28, 2013, by and among Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent, and Barclays Bank PLC, Credit Suisse Securities (USA), LLC, Goldman Sachs Bank USA, J.P. Morgan Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as co-documentation agents, and Deutsche Bank Securities Inc., Barclays Bank PLC, Credit Suisse Securities (USA), LLC, Goldman Sachs Bank USA, J.P. Morgan Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Senior Funding, Inc. and Wells Fargo Securities, LLC, as co-lead arrangers and joint bookrunners (previously filed as Exhibit 10.29 to Form 10-K filed by Michaels Stores, Inc. on March 15, 2013, SEC File No. 001-09338).

(e)(9)	First Amendment to Amended and Restated Credit Agreement, dated June 10, 2014, to the Amended and Restated Credit Agreement, dated January 28, 2013, by and among Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent, and the guarantors named therein (previously filed as Exhibit 10.3 to Form 8-K filed by Michaels Stores, Inc. on June 11, 2014, SEC File No. 001-09338).

(e)(10)	Second Amendment to Amended and Restated Credit Agreement, dated as of September 28, 2016, by and among Michaels Stores, Inc., Michaels Funding, Inc., various subsidiary of Michaels Stores, Inc., Deutsche Bank AG New York Branch, as administrative agent and collateral agent, the 2016 Converting Replacement Term B-1 Loan Lenders (as defined therein), the 2016 New Replacement Term B-1 Loan Lenders (as defined therein), the 2016 Converting Replacement Term B-2 Loan Lenders (as defined therein), the 2016 New Replacement Term B-2 Loan Lenders (as defined therein), certain lenders constituting the New Required Lenders (as defined therein) and the other agents named therein (previously filed as Exhibit 10.1 to Form 8-K filed by the Company on September 30, 2016, SEC File No. 001-36501).

(e)(11)	Third Amendment to Amended and Restated Credit Agreement, dated as of May 23, 2018, by and among Michaels Stores, Inc., Michaels Funding, Inc., various subsidiaries of Michaels Stores, Inc., JPMorgan Chase Bank, N.A., as successor administrative agent and successor collateral agent, Deutsche Bank AG New York Branch, as resigning administrative agent and resigning collateral agent, the 2018 Converting Replacement Term B Loan Lenders (as defined therein), the 2018 New Replacement Term B Loan Lenders (as defined therein), the lenders party thereto and the other agents named therein (previously filed as Exhibit 10.1 to Form 8-K filed by the Company on May 24, 2018, SEC File No. 001-36501).

Exhibit No.	Description

(e)(12)	Purchase Agreement, dated September 17, 2020, by and among Michaels Stores, Inc., as Issuer, Michaels Funding, Inc., Artistree, Inc., Darice, Inc., Darice Imports, Inc., Lamrite West, Inc., Michaels Finance Company, Inc., Michaels Stores Procurement Company, Inc. and Michaels Stores Card Services, LLC, each as a Guarantor, and J.P. Morgan Securities LLC, as representative of the initial purchasers (previously filed as Exhibit 10.1 to Form 8-K filed by the Company on September 22, 2020, SEC File No. 001-36501).

(e)(13)	Fourth Amendment to Amended and Restated Credit Agreement, dated as of October 1, 2020, by and among Michaels Stores, Inc., the guarantors identified therein, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, the 2020 Converting Replacement Term B Loan Lenders (as defined therein) and the 2020 New Refinancing Term B Loan Lenders (as defined therein) (previously filed as Exhibit 4.2 to Form 8-K filed by the Company on October 2, 2020, SEC File No. 001-36501).

(e)(14)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.29 to Form S-1 filed by the Company on June 9, 2014, SEC File No. 333-193000).

(e)(15)	The Michaels Companies, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by Michaels Stores, Inc. on August 30, 2013, SEC File No. 001-09338).

(e)(16)	Form of Stock Option Agreement under The Michaels Companies, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by Michaels Stores, Inc. on August 30, 2013, SEC File No. 001-09338).

(e)(17)	Amended and Restated 2014 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Form S-1 filed by the Company on June 16, 2014, SEC File No. 333-193000).

(e)(18)	Form of Stock Option Agreement under the Amended and Restated 2014 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Form S-1 filed by the Company on June 2, 2014, SEC File No. 333-193000).

(e)(19)	Form of Stock Option Agreement under the Amended and Restated 2014 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to Form 10-K filed by the Company on March 17, 2016, SEC File No. 001-36501).

(e)(20)	Form of Stock Option Agreement under the Amended and Restated 2014 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by the Company on June 6, 2017, SEC File No. 001-36501).

(e)(21)	Form of Stock Option Agreement under the Amended and Restated 2014 Omnibus Long-Term Incentive Plan (previously filed as Exhibit 10.4 to Form 10-Q filed by the Company on June 7, 2019, SEC File No. 001-36501).

(e)(22)	Form of Restricted Stock Unit Agreement under the Amended and Restated 2014 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 to Form 10-Q filed by the Company on June 6, 2017, SEC File No. 001-36501).

(e)(23)	The Michaels Companies, Inc. Second Amended and Restated 2014 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company on June 8, 2017, SEC File No. 001-36501).

(e)(24)	Form of Restricted Stock Unit Agreement for Employees under the Second Amended and Restated 2014 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by the Company on December 7, 2018, SEC File No. 001-36501).

(e)(25)	The Michaels Companies, Inc. Third Amended and Restated 2014 Omnibus Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company on June 12, 2020, SEC File No. 001-36501).

(e)(26)	Form of Long-Term Cash Incentive Award Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company on April 14, 2020, SEC File No. 001-36501).

Exhibit No.	Description

(e)(27)	Michaels Stores, Inc. Employees 401(k) Plan, effective March 1, 2009 (incorporated by reference to Exhibit 10.30 to Form 10-K filed by Michaels Stores, Inc., on April 2, 2009, SEC File No. 001-09338).

(e)(28)	The Michaels Companies, Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.14 to Form S-1 filed by the Company on June 2, 2014, SEC File No. 333-193000).

(e)(29)	Michaels Stores, Inc. Amended and Restated Officer Severance Pay Plan (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by the Company on September 3, 2020 SEC File No. 001-36501).

(e)(30)	Employment Agreement, dated February 13, 2013, by and between Michaels Stores, Inc. and Carl S. Rubin (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by Michaels Stores, Inc. on May 24, 2013, SEC File No. 001-09338).

(e)(31)	Separation Agreement, dated February 27, 2019, by and among The Michaels Companies, Inc., Michaels Stores, Inc. and Carl S. Rubin (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Company on February 28, 2019, SEC File No. 001-36501).

(e)(32)	Addendum and Amendment to Separation Letter, dated March 20, 2019, by and among The Michaels Companies, Inc., Michaels Stores, Inc. and Carl S. Rubin (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company on March 22, 2019, SEC File No. 001-36501).

(e)(33)	Restricted Stock Award Agreements, dated March 18, 2013, by and between Michaels Stores, Inc. and Carl S. Rubin (incorporated by reference to Exhibit 10.2 to Form 10-Q filed by Michaels Stores, Inc. on May 24, 2013, SEC File No. 001-09338).

(e)(34)	Stock Option Agreement, dated March 18, 2013, by and between Michaels Stores, Inc. and Carl S. Rubin (incorporated by reference to Exhibit 10.1 to Form 10-Q filed by Michaels Stores, Inc. on May 24, 2013, SEC File No. 001-09338).

(e)(35)	Letter Agreement, dated February 28, 2019, by and among The Michaels Companies, Inc., Michaels Stores, Inc. and Mark Cosby (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company on February 28, 2019, SEC File No. 001-36501).

(e)(36)	Amendment to Letter Agreement, effective October 21, 2019, by and between Michaels Stores, Inc. and Mark S. Cosby (incorporated by reference to Exhibit 10.3 to Form 10-Q filed by the Company on December 6, 2019, SEC File No. 001-36501).

(e)(37)	Second Amendment to the Letter Agreement, effective December 26, 2019, by and among Mark Cosby, The Michaels Stores, Inc. and The Michaels Companies, Inc. (incorporated by reference to Exhibit 10.6 to Form 8-K filed by the Company on December 27, 2019, SEC File No. 001-36501).

(e)(38)	Letter Agreement, effective April 1, 2020, from the Company to Mark S. Cosby (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Company on April 14, 2020, SEC File No. 001-36501).

(e)(39)	Form of Restricted Stock Award Agreement, by and between The Michaels Companies, Inc. and Mark S. Cosby (incorporated by reference to Exhibit 10.30 to Form 10-K filed by the Company on March 17, 2020, SEC File No. 001-36501).

(e)(40)	Amended and Restated Restricted Stock Unit Agreement, effective December 26, 2019, by and between Mark Cosby and The Michaels Companies, Inc. (incorporated by reference to Exhibit 10.5 to Form 8-K filed by the Company on December 27, 2019, SEC File No. 001-36501).

(e)(41)	Amended and Restated Non-Statutory Stock Option Agreement, effective December 26, 2019, by and between Mark Cosby and The Michaels Companies, Inc. (incorporated by reference to Exhibit 10.4 to Form 8-K filed by the Company on December 27, 2019, SEC File No. 001-36501).

(e)(42)	Letter Agreement, dated December 26, 2019, by and among Ashley Buchanan, The Michaels Companies, Inc., and Michaels Stores, Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company on December 27, 2019, SEC File No. 001-36501).

Exhibit No.	Description

(e)(43)	Non-Statutory Stock Option Agreement, by and between Ashley Buchanan and The Michaels Companies, Inc. (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Company on December 27, 2019, SEC File No. 001-36501).

(e)(44)	Restricted Stock Unit Agreement, by and between Ashley Buchanan and The Michaels Companies, Inc. (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Company on December 27, 2019, SEC File No. 001-36501).

(e)(45)	Form of Restricted Stock Award Agreement, by and between The Michaels Companies, Inc. and Philo T. Pappas (incorporated by reference to Exhibit 10.36 to Form 10-K filed by the Company on March 17, 2020, SEC File No. 001-36501).

(e)(46)	Letter Agreement, dated October 11, 2019, by and among The Michaels Companies, Inc. and certain investment funds affiliated with The Blackstone Group Inc. and Bain Capital Private Equity, L.P. (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Company on October 11, 2019, SEC File No. 001-36501).

(e)(47)	Definitive Proxy Statement for the 2020 Annual Meeting (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed by the Company on April 30, 2020, SEC File No. 001-36501).

Annex A—Fairness Opinion, dated March 2, 2021, of UBS Securities LLC to the Company Board

Annex B—Section 262 of the Delaware General Corporation Law

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2021

THE MICHAELS COMPANIES, INC.

	By:	/s/ Ashley Buchanan
Name: Ashley Buchanan
Title: Chief Executive Officer

Annex A

UBS Securities LLC 1285 Avenue of the Americas New York, NY 10019

CONFIDENTIAL

March 2, 2021

The Board of Directors

The Michaels Companies, Inc.

8000 Bent Branch Drive

Irving, TX 75063

Dear Members of the Board of Directors:

We understand that The Michaels Companies, Inc., a Delaware corporation (the “Company”), is considering a transaction whereby Magic AcquireCo, Inc., a Delaware corporation (“Acquiror”), will acquire the Company. Pursuant to the terms of an Agreement and Plan of Merger draft dated as of March 2, 2021 (the “Agreement”), among the Acquiror, the Company and Magic MergeCo, Inc., a Delaware corporation and wholly owned subsidiary of Acquiror (“Sub”), (i) Sub will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of the common stock, par value of $0.067751 per share, of the Company (“Company Common Stock”) at a price per share of Company Common Stock of $22.00 (the “Consideration”) and (ii) subsequent to the consummation of the Tender Offer, Sub will be merged with and into the Company (such merger, together with the Tender Offer, the “Transaction”), and each outstanding share of Company Common Stock not previously tendered (other than Excluded Shares and Appraisal Shares) (each as defined in the Merger Agreement) will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement. Capitalized terms used herein but not defined shall have the meanings ascribed in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Common Stock (other than holders of Excluded Shares and Appraisal Shares) of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. UBS Group AG (the indirect parent of UBS) and its subsidiaries, branches and affiliates provide a wide range of investment banking, commercial banking and other financial services (including wealth, asset and investment management, corporate finance, municipal lending solutions, and securities issuing, trading and research). In connection therewith, UBS and / or its affiliates have provided investment banking services unrelated to the Transaction to the Company and its affiliates (including Bain Capital Integral Investors 2006, LLC and BCIP TCV, LLC (together, “Bain Capital”)), the Acquiror and its affiliates and received compensation for such services. In particular, since February 1, 2019, UBS has acted with respect to the Company as (i) co-manager in connection with an offering of debt securities by the Company, (ii) joint bookrunner in connection with an offering of debt securities by the Company and (iii) agent in connection with the repurchase of equity securities by the Company, and separately provided investment banking services to Bain Capital, its affiliates and other portfolio companies. Further, since February 1, 2019, UBS has provided investment banking services to the Acquiror and/or its affiliates (including portfolio companies)

The Board of Directors

The Michaels Companies, Inc.

March 2, 2021

unrelated to the Transaction. In addition, in the ordinary course of business, UBS, its affiliates and its and their respective employees may currently own or trade loans, debt and/or equity securities of the Company and its affiliates (including Bain Capital), and/or the Acquiror and its affiliates for its own account or for the accounts of customers, and may at any time hold a long or short position in such securities.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender shares of Company Common Stock in the Tender Offer or as to how such stockholder should act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, Acquiror or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Acquiror; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) performed a discounted cash flow analysis of the Company in which we analyzed the future cash flows of the Company using such financial forecasts and estimates prepared by the management of the Company (v) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vi) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed current and historical market prices of Company Common Stock; (viii) reviewed the Agreement; and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Acquiror, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof. The issuance of this opinion was approved by an authorized committee of UBS.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Company Common Stock (other than holders of Excluded Shares and Appraisal Shares) in the Transaction is fair, from a financial point of view, to such holders.

The Board of Directors

The Michaels Companies, Inc.

March 2, 2021

This opinion is provided for the benefit of the Board of Directors of the Company (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Consideration in the Transaction.

Very truly yours,

/s/ UBS Securities LLC
UBS SECURITIES LLC

Annex B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.